UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549-1004

                                 Form U-3A-2

               STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                          Berkshire Energy Resources

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

      Berkshire Energy Resources, a Massachusetts Trust, is organized in the Commonwealth of Massachusetts and has its principal place of business at 115 Cheshire Road, Pittsfield, Massachusetts 01201. Berkshire
      Energy Resources was organized for the purpose of forming a holding company structure for The Berkshire Gas Company ("Berkshire Gas"), a Massachusetts gas company, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") among Berkshire Energy Resources, Berkshire
      Gas and Berkshire Gas Mergeco Gas Company, Inc. ("Merger Sub"), a Massachusetts gas company formed by Berkshire Energy Resources. Upon the consummation of the transactions described in the Merger Agreement as of December 31, 1998, Berkshire Energy Resources principal business will be the holding of all of the outstanding Common Stock of Berkshire Gas, a gas distribution company, as well as two non-regulated subsidiaries, Berkshire Propane, Inc. ("Berkshire Propane"), a Massachusetts corporation, that will engage in the retail sale of propane, for heat, power and other uses and propane-related services, and Berkshire Energy Marketing, Inc. ("Berkshire Marketing"), a Massachusetts corporation that will engage in the marketing of natural gas, electricity, heating oil, propane and other energy-related services. Berkshire Gas is a Massachusetts gas company engaged in the distribution and sale of natural gas within Massachusetts. Berkshire Propane and Berkshire Marketing will provide services to customers located in western Massachusetts, eastern New York, southern Vermont and northern Connecticut. The proposed formation of a holding company structure for Berkshire Gas was approved by the Massachusetts
      Department of Telecommunications and Energy in its decision in dockets D.T.E. 98-61/98-87 issued November 5, 1998, attached hereto as Exhibit
      D. The proposed restructuring is essentially identical to a corporate restructuring pursued by Boston Edison Company and approved by the Securities and Exchange Commission on May 15, 1998, Release No. 35-26874. Berkshire Gas, Berkshire Propane and Berkshire Marketing have principal places of business at the following locations:

      The Berkshire Gas Company
      115 Cheshire Road
      Pittsfield, MA 01201

      Berkshire Propane, Inc.
      115 Cheshire Road
      Pittsfield, MA 01201

      Berkshire Energy Marketing, Inc.
      172 Hubbard Avenue
      Pittsfield, MA 01201

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

      A.    Description of properties of claimant:

            Berkshire Energy Resources owns no such property.

      B. Upon consummation of the transactions described in the Merger Agreement as of December 31, 1998, Berkshire Gas will be a wholly-owned subsidiary of Berkshire Energy Resources.
            Berkshire Gas is a Massachusetts gas company engaged in the distribution and sale of natural gas and the provision of related services. Berkshire Gas' public utility properties consist primarily of approximately 669 miles of distribution mains and related service facilities located exclusively in western Massachusetts and used to serve natural gas customers in communities where Berkshire Gas maintains a franchise to provide utility service. Berkshire Gas also maintains certain gas manufacturing plants consisting of land, gas mixing equipment, and liquefied petroleum and liquefied natural gas vaporization equipment that are used to supplement natural gas volumes delivered by interstate pipelines during the peak season in order to meet customer demand. These facilities are also located exclusively in western Massachusetts.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

      (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

            Berkshire Energy Resources made no sales of electric energy or natural gas. Berkshire Gas distributed 7,357,000 mcf of natural or manufactured gas at retail during the fiscal year ended June 30, 1998.

      (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

            None

      (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State Line.

            None

      (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the state line.

            None

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

      (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

      (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

      (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

      (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

            None


                                  EXHIBIT A

      A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

                Consolidating Statement of Income and Surplus
                     for Fiscal Year Ended June 30, 1998
                               (In Thousands)

                          Berkshire Energy   The Berkshire Gas     Berkshire     Berkshire Energy
                              Resources           Company        Propane, Inc.    Marketing, Inc.    Totals
                          ----------------   -----------------   -------------   ----------------    ------

Operating Revenues                0              $ 49,859              0                 0          $ 49,859
Cost of Gas Sold                  0                24,530              0                 0            24,530
------------------------------------------------------------------------------------------------------------
Operating Margin                  0                25,329              0                 0            25,329
------------------------------------------------------------------------------------------------------------
Other Operating Expenses          0                12,366              0                 0            12,366
Depreciation                      0                 4,171              0                 0             4,171
------------------------------------------------------------------------------------------------------------
      Total                       0                16,537              0                 0            16,537
------------------------------------------------------------------------------------------------------------
Utility Operating Income          0                 8,792              0                 0             8,792
Other Income - Net                0                 1,919              0                 0             1,919
------------------------------------------------------------------------------------------------------------
Operating and Other Income        0                10,711              0                 0            10,711
Interest Expense                  0                 4,392              0                 0             4,392
Other Taxes                       0                 1,870              0                 0             1,870
------------------------------------------------------------------------------------------------------------
      Pre-tax Income              0                 4,449              0                 0             4,449
Income Taxes                      0                 1,655              0                 0             1,655
------------------------------------------------------------------------------------------------------------
NET INCOME                        0              $  2,794              0                 0          $  2,794
============================================================================================================
SURPLUS/RETAINED EARNINGS         0              $  8,911              0                 0          $  8,911

                        Consolidating Balance Sheets
                     for Fiscal Year Ended June 30, 1998
                               (In Thousands)

                                    Berkshire Energy   The Berkshire Gas     Berkshire     Berkshire Energy
                                        Resources           Company        Propane, Inc.    Marketing, Inc.    Totals
                                    ----------------   -----------------   -------------   ----------------    ------
ASSETS
Utility Plant:
  Utility Plant-at original cost            0              $106,654              0                 0          106,654
  Less: Accumulated Depreciation            0                31,371              0                 0           31,371
---------------------------------------------------------------------------------------------------------------------
      Utility Plant-Net                     0                75,283              0                 0           75,283
---------------------------------------------------------------------------------------------------------------------
Other Property:
  Other Property - at original cost         0                12,784              0                 0           12,784
  Less: Accumulated Depreciation            0                 6,420              0                 0            6,420
---------------------------------------------------------------------------------------------------------------------
Other Property-Net                          0                 6,364              0                 0            6,364
---------------------------------------------------------------------------------------------------------------------
Current Assets:
  Cash and Cash Equivalents                 0                   160              0                 0              160
  Accounts Receivable                       0                 6,096              0                 0            6,096
  Other Receivables                         0                   181              0                 0              181
  Inventories                               0                 4,261              0                 0            4,261
  Prepayments and Other                     0                   979              0                 0              979
  Prepaid Taxes                             0                   370              0                 0              370
  Recoverable(Refundable) Gas Costs         0                   224              0                 0              224
---------------------------------------------------------------------------------------------------------------------
Total Current Assets                        0                12,271              0                 0           12,271
---------------------------------------------------------------------------------------------------------------------
Deferred Debits:
  Unamortized Debt Expense - Net            0                 2,200              0                 0            2,200
  Capital Stock Expense - Net               0                   275              0                 0              275
  Environmental Cleanup Costs               0                   800              0                 0              800
  Other                                     0                 1,414              0                 0            1,414
---------------------------------------------------------------------------------------------------------------------
Total Deferred Debits                       0                 4,689              0                 0            4,689
---------------------------------------------------------------------------------------------------------------------
Recoverable Environmental
Cleanup Costs                               0                 3,290              0                 0            3,290
---------------------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                           0              $101,897              0                 0          101,897
=====================================================================================================================
CAPITALIZATION AND LIABILITIES
Common Shareholders' Equity:
  Common Stock                              0              $  5,790              0                 0            5,790
  Premium on Common Stock                   0                18,835              0                 0           18,835
  Retained Earnings                         0                 8,911              0                 0            8,911
---------------------------------------------------------------------------------------------------------------------
Total Common Shareholders' Equity           0                33,536              0                 0           33,536
---------------------------------------------------------------------------------------------------------------------
Redeemable Cumulative Preferred Stock       0                   321              0                 0              321
---------------------------------------------------------------------------------------------------------------------
Long-Term Debt (less current
 maturities)                                0                34,000              0                 0           34,000
---------------------------------------------------------------------------------------------------------------------
Current Liabilities:
  Notes Payable to Banks                    0                 7,085              0                 0            7,085
Current Maturities of Long-Term Debt        0                 6,000              0                 0            6,000
  Accounts Payable                          0                 3,024              0                 0            3,024
  Other Current Liabilities                 0                 3,098              0                 0            3,098
---------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                   0                19,207              0                 0           19,207
---------------------------------------------------------------------------------------------------------------------
Other Liabilities                           0                 1,676              0                 0            1,676
---------------------------------------------------------------------------------------------------------------------
Unamortized Investment Tax Credit           0                 1,139              0                 0            1,139
---------------------------------------------------------------------------------------------------------------------
Deferred Income Taxes                       0                 8,728              0                 0            8,728
---------------------------------------------------------------------------------------------------------------------
Reserve for Recoverable
Environmental Cleanup Costs                 0                 3,290              0                 0            3,290
---------------------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION
 AND LIABILITIES                            0              $101,897              0                 0          101,897
=====================================================================================================================


                                  EXHIBIT B

      If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

Item No.      Caption Heading
--------      ---------------

    1.        Total Assets

    2.        Total Operating Revenues

    3.        Net Income


                  Consolidated Financial Data Schedule for
                       Fiscal Year Ended June 30, 1998
                               (In Thousands)

1.  Total Assets                 -      $101,897

2.  Total Operating Revenue      -      $ 49,859

3.  Net Income                   -      $  2,794


                                  EXHIBIT C

      An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

None


                                  EXHIBIT D

      Attached please find a copy of the decision of the Massachusetts Department of Telecommunications and Energy in dockets D.T.E., 98-61/9887 approving the transaction described in the Merger Agreement whereby a holding company structure will be established for Berkshire Gas.

                      The Commonwealth of Massachusetts
                 DEPARTMENT OF TELECOMMUNICATIONS AND ENERGY
                              November 5, 1998

D.T.E. 98-61/87

Petition of The Berkshire Gas Company and Berkshire Gas Mergeco Gas Company, Inc. for approvals related to a reorganization merger to establish a Holding Company pursuant to G.L. c. 164, [Section Sign] 96.

Petition of The Berkshire Gas Company to the Department of
Telecommunications and Energy pursuant to G.L. c. 164, [Section Sign] 14 for approval and authorization to issue and sell not more than 200,000 additional shares of common stock.

APPEARANCES:             James M. Avery, Esq.
                         Emmett E. Lyne, Esq.
                         K. Jill Rizzotti, Esq.
                         Rich, May, Bilodeau & Flaherty, P.C.
                         The Old South Building
                         294 Washington Street
                         Boston, MA  02108-4675
                               FOR:  THE BERKSHIRE GAS COMPANY and
                                     BERKSHIRE GAS MERGECO GAS COMPANY, INC.
                                     Petitioners

                         Scott Harshbarger, Attorney General
                               By:   James W. Stetson
                         Assistant Attorney General
                         200 Portland Street
                         Boston, Massachusetts 02114
                                     Intervenor

                         Timothy A. Clark, General Counsel
                         Colonial Gas Company
                         40 Market Street
                         Lowell, MA  01852
                              -and-

                         Jeffrey F. Jones, Esq.
                         Constantine Athanas, Esq.
                         Palmer & Dodge, LLP
                         One Beacon Street
                         Boston, MA  02108
                               FOR:  COLONIAL GAS COMPANY
                                     Limited Participant

                              TABLE OF CONTENTS

I.    INTRODUCTION                                                 Page 1

II.   PROCEDURAL HISTORY                                           Page 2

III.  COMPANIES' PROPOSAL                                          Page 2
      A.    Merger                                                 Page 2
      B.    DRIP Petition                                          Page 5
      C.    Exemption Request                                      Page 6

IV.   CONSISTENCY OF HOLDING COMPANY PROPOSAL WITH THE
      PUBLIC INTEREST                                              Page 6
      A.    Introduction                                           Page 6
      B.    Standard of Review                                     Page 7
      C.    Specific Considerations                                Page 9
            1.    Impact on Rates                                  Page 9
            2.    Impact on Quality of Service                     Page 11
            3.    Impact on Competition                            Page 12
            4.    The Financial Integrity of the
                  Post-Merger Entity                               Page 13
            5.    Societal Costs                                   Page 14
            6.    Impact on Economic Development                   Page 14
            7.    Alternatives to the Merger                       Page 15
      D.    Conclusion                                             Page 16

V.    CONDITIONS OF APPROVAL                                       Page 16
      A.    Dividend Policy                                        Page 16
            1.    Introduction                                     Page 16
            2.    Analysis and Findings                            Page 17
      B.    Cost of Capital                                        Page 18
      C.    Asset Transfers                                        Page 19
            1.    Description of Company Proposal                  Page 19
            2.    Analysis and Findings                            Page 19

VI.   MANAGEMENT AGREEMENT                                         Page 20
      A.    Description                                            Page 20
      B.    Analysis and Findings                                  Page 22

VII.  TAX SHARING AGREEMENT                                        Page 24
      A.    Description                                            Page 24
      B.    Analysis and Findings                                  Page 24

VIII. STOCK ISSUANCE                                               Page 26
      A.    Standard of Review                                     Page 26
      B.    Mergeco                                                Page 28
            1.    Description of Proposal                          Page 28
            2.    Analysis and Findings                            Page 28
      C.    Dividend Reinvestment Plan Stock Issuance              Page 29
            1.    Description of the Proposed Financing            Page 29
            2.    Capital Structure of the Company                 Page 31
            3.    Analysis and Findings                            Page 32

IX.   EXEMPTION FROM SEPARATION REQUIREMENTS OF THE
      STANDARDS OF CONDUCT                                         Page 33
      A.    Introduction                                           Page 33
      B.    Analysis and Findings                                  Page 34

X.    ORDER                                                        Page 36


I.    INTRODUCTION

      On June 23, 1998, Berkshire Gas Company ("Berkshire" or "Company") and Berkshire Gas Mergeco Gas Company, Inc. ("Mergeco") (together, the "Companies") filed a petition for approval ("Restructuring Petition") pursuant to G.L. c. 164, [Section Sign] 96, of an Agreement and Plan of Merger ("Reorganization Plan") with the Department of Telecommunications and Energy ("Department"). In its Reorganization Plan, Berkshire proposes to create a holding company, Berkshire Energy Resources ("BER"), to directly own the common stock of Berkshire. The Companies have requested Department approval of their Reorganization Plan.

      On August 14, 1998, Berkshire also requested Department approval and authorization, pursuant to G.L. 164, [Section Sign] 14, for the issuance and sale of an additional 200,000 shares of common stock, $2.50 par value, pursuant to Berkshire's Share Owner Dividend Reinvestment and Stock Purchase Plan (the "DRIP") ("DRIP Petition"). The Department granted the Companies' motion to review these petitions on a consolidated basis.

      On October 7, 1998, Berkshire filed a request pursuant to 220 C.M.R. [Section Sign] 12.03(17) for a limited exemption from the separation requirements of 220 C.M.R. [Section Sign] 12.03(15) ("Exemption Request"), with respect to certain employees who will serve in management positions for Berkshire, and the non-regulated affiliates of Berkshire.

      This Order approves the Companies' petitions to (1) create a holding company to directly hold the common stock of Berkshire and (2) issue and sell an additional 200,000 shares of common stock, $2.50 par value, pursuant to Berkshire's DRIP. This Order denies, without prejudice, the Companies' Exemption Request. This Order also sets forth certain ratepayer protections. The Companies must implement the protections as a condition of their corporate restructuring, in order to safeguard the public interest.

II.   PROCEDURAL HISTORY

      On July 30, 1998, the Department held a public hearing in its offices regarding the Restructuring Petition, docketed as D.T.E. 98-61. The Department granted limited participant status to Colonial Gas Company ("Colonial"). The Attorney General intervened pursuant to G.L. c. 12, [Section Sign] 11E, on August 14, 1998.

      On September 29, 1998, the Department held a public hearing in its offices regarding the DRIP Petition, docketed as D.T.E. 98-87. On the same day, the Department held a combined evidentiary hearing in D.T.E. 98-61 and D.T.E. 98-87. The Companies presented two witnesses: Michael J. Marrone, vice president, treasurer and chief financial officer of Berkshire; and John J. Reed, president of Reed Consulting Group. The evidentiary record consists of 53 exhibits. On October 8, 1998, the Companies filed a brief in support of their petitions.

III.  COMPANIES' PROPOSAL

      A.    Merger

      Currently, Berkshire is an investor-owned public utility that serves 19 communities in western Massachusetts. Berkshire also operates a retail propane business as a division and has entered into a strategic marketing alliance with Conectiv/CNE, LLC, a joint venture formed by a subsidiary of Connecticut Energy Corporation and a subsidiary of Delmarva Power & Light Company.

      The Companies request Department approval of their Reorganization Plan to create a holding company that will directly hold the common stock of Berkshire (Exh. BG-MJM-1, at 2). Pursuant to the Reorganization Plan, Berkshire has formed BER,(1) a Massachusetts business trust, and Mergeco, BER's wholly-owned subsidiary and a Massachusetts gas utility corporation that has no present business or assets of its own (id. at 11). Under the Reorganization Plan, Berkshire will become a subsidiary of BER through the merger of Berkshire with and into Mergeco, with Berkshire being the surviving entity (id. at 12). The Companies assert that their proposal is essentially identical to the corporate restructuring approved by the Department in Boston Edison Company, D.P.U./D.T.E. 97-63 (1998) (id. at 2).
___________________
(1) By Order dated January 30, 1998, the Department approved the investment in BER of such amounts required to submit the Reorganization Plan to Berkshire's shareholders and regulatory authorities having jurisdiction. The Berkshire Gas Company, D.T.E. 97-107 (1998).

      The Companies represent that the following events will occur simultaneously at the time of the merger: (1) each share of Mergeco common stock issued and outstanding immediately prior to the merger will be changed and converted into one share of Berkshire common stock, $2.50 par value; (2) each share of Berkshire's common stock issued and outstanding immediately prior to the merger will be changed and converted into one common share of BER; and (3) each share of BER issued and outstanding immediately prior to the merger will be cancelled (id. at 12). The Companies further represent that Berkshire cumulative preferred stock will not be affected by the merger (id. at 15). The Companies also claim that their long-term debt securities, assuming the negotiation of acceptable consents or amendments, will be similarly unaffected (id.). The Companies state that, as a result of the merger, (1) Berkshire will become a wholly-owned subsidiary of BER, (2) all of BER's common shares outstanding immediately after the merger will be owned by the holders of Berkshire's common stock outstanding immediately prior to the merger, and (3) Mergeco will cease to exist as a separate legal entity (id.). The Companies explain that the retail propane operations and energy marketing activities of Berkshire, currently performed through divisions of Berkshire, will be transferred to new subsidiaries after the merger (Exh. BG-MJM-1, at 5).

      In its Proxy Statement/Prospectus dated March 17, 1998, Berkshire proposes the following corporate structure (Exh. BG-MJM-5, at 22-23). The Companies state that the current board of directors of Berkshire will become the board of trustees of BER (id. at 22). The Company also reports that Berkshire's current officers will continue to serve as officers for Berkshire and also will serve in comparable senior positions for non-regulated affiliates of Berkshire (id. at 23). The Companies report that Berkshire also will perform certain services for its affiliates pursuant to the terms of a Management Services Agreement ("Management Agreement") (Exhs. BG-MJM-1, at 13; BG-MJM-6, at 1; RR-DTE-4(a)).

      B.    DRIP Petition

      Berkshire proposes to issue and sell from time to time up to 200,000 additional shares of common stock through the Company's DRIP (DRIP Petition at 2). Berkshire explains that the DRIP allows the common stock cash dividends to be automatically reinvested in additional, original issue shares of common stock of the Company (id. at 3). Berkshire notes that participation in the DRIP is optional and is available to holders of ten or more shares of common stock, or to any Berkshire employee who owns one or more shares of common stock (id.).

      Berkshire seeks approval of the DRIP Petition concurrently with the Restructuring Petition because Berkshire anticipates that the merger probably will not be completed before the end of 1998 and that it will not have an adequate number of shares available for issuance pursuant to the DRIP for the interim period prior to the proposed corporate restructuring (id. at 4; Exh. BG-MJM-10, at 4). Therefore, Berkshire determined that it was necessary to increase the number of shares authorized for issuance pursuant to the DRIP rather than suspend the DRIP pending completion of the merger (DRIP Petition at 4; Exh. BG-MJM-10, at 4).

      Berkshire states that, upon approval of the Reorganization Plan by the Department, the DRIP will be assumed by BER (Exh. BG-MJM-10, at 3-4). Berkshire reports that participants in the DRIP will continue to be able to invest their dividends in BER's common shares, as well as purchase additional common shares and make optional payments to acquire such shares (id. at 4). The Company represents that it will take appropriate action to achieve compliance with applicable federal securities laws upon approval of the DRIP Petition (id. at 6-7).

      C.    Exemption Request

      During the course of the evidentiary hearing, the Department raised the issue of whether the overlap of management between Berkshire's regulated and non-regulated entities was consonant with the Department's Standards of Conduct, 220 C.M.R [Section Sign] 12.00, et seq. (Tr. at 37-45).
Therefore, Berkshire filed the Exemption Request with respect to certain senior executives that would serve Berkshire as well as its non-regulated affiliates, including its competitive energy affiliate (id. at 46).

IV.   CONSISTENCY OF HOLDING COMPANY PROPOSAL WITH THE PUBLIC INTEREST

      A.    Introduction

      Through the merger, Berkshire would be transformed from a publicly traded stock corporation to a corporation whose equity would be entirely owned by a holding company. Of the commonwealth's ten investor-owned local gas distribution companies ("LDCs"),(2) five are currently affiliates of holding companies(3) (Exh. BG-JR-1, at 4). In addition to Berkshire, two of the other remaining LDCs that are not affiliates of holding companies, Bay State Gas Company ("Bay State") and Colonial, are currently involved in transactions that, if completed, will result in their becoming affiliates of holding companies(4) (id. at 4). It should be noted that, with the Department's Order in D.P.U./D.T.E. 97-63, all investor-owned electric utility companies in Massachusetts now operate within a holding company structure (id. at 3).
___________________
(2) The ten LDCs are: Berkshire, Bay State Gas Company, Blackstone Gas Company, Boston Gas Company, Colonial, Commonwealth Gas Company, Essex County Gas Company, Fall River Gas Company, North Attleboro Gas Company and Unitil/Fitchburg Gas and Electric Company.
(3)   The five LDCs that already are affiliates of holding companies are:
      Boston Gas Company, Commonwealth Gas Company, Unitil/Fitchburg Gas and Electric Company, North Attleboro Gas Company, and Essex County Gas Company (Exh. BG-JR-1, at 4).
(4) The Department is currently reviewing these transactions in proceedings docketed as D.T.E. 98-31 for Bay State and D.T.E. 98-71 for Colonial.

B.    Standard of Review

      The Department's authority to review and approve mergers and acquisitions is found at G.L. c. 164, [Section Sign] 96, which, as a condition for approval, requires the Department to find that mergers and acquisitions are "consistent with the public interest." In Boston Edison Company, D.P.U. 850, at 6-8 (1983), the Department construed [Section Sign] 96's standard of consistency with the public interest as requiring a balancing of the costs and benefits attendant on any proposed merger or acquisition. The Department stated that the core of the consistency standard was "avoidance of harm to the public." D.P.U. 850, at 5. Therefore, under the terms of D.P.U. 850, a proposed merger or acquisition is allowed to go forward upon a finding by the Department that the public interest would be at least as well served by approval of a proposal as by its denial. D.P.U. 850, at 5-8; Eastern-Essex Acquisition, D.T.E. 98-27, at 8 (1998).(5) The Department has reaffirmed that it would consider the potential gains and losses of a proposed merger to determine whether the proposed transaction satisfies the [Section Sign] 96 standard. D.T.E. 98-27, at 8; D.P.U./D.T.E. 97-63, at 7; Mergers and Acquisitions, D.T.E. 93-167-A at 6, 7, 9 (1994). The public interest standard, as elucidated in D.P.U. 850, must be understood as a "no net harm," rather than a "net benefit" test.(6) D.T.E. 98-27, at 8. The Department considers the special factors of an individual proposal to determine whether it is consistent with the public interest. Id.; D.P.U./D.T.E. 97-63, at 7; Mergers and Acquisitions at 7-9. To meet this standard, costs or disadvantages of a proposed merger must be accompanied by offsetting benefits that warrant their allowance. D.T.E. 98-27, at 8; D.P.U./D.T.E. 97-63, at 7; D.T.E. 93-
167-A at 18-19.
___________________
(5) The Department issued its Order in Eastern-Essex Acquisition, D.T.E. 98-27 (1998) on September 17, 1998, which was after hearings were completed and briefs had been filed in this case.
(6) The Department notes that a finding that a proposed merger or acquisition would probably yield a net benefit does not mean that such a transaction must yield a net benefit to satisfy G.L. c. 164, [Section Sign] 96 and Boston Edison, D.P.U. 850.

      Various factors may be considered in determining whether a proposed merger or acquisition is consistent with the public interest pursuant to G.L. c. 164, [Section Sign] 96. These factors were set forth in Mergers and
Acquisitions:  (1) effect on rates; (2) effect on the quality of service;
(3) resulting net savings; (4) effect on competition; (5) financial integrity of the post-merger entity; (6) fairness of the distribution of resulting benefits between shareholders and ratepayers; (7) societal costs, such as job loss; (8) effect on economic development; and (9) alternatives to the merger or acquisition. D.T.E. 98-27, at 8-9; D.P.U./D.T.E. 97-63, at 7-8; D.T.E. 93-167-A at 7-9. This list is illustrative and not exhaustive, and the Department may consider other factors when evaluating a [Section Sign] 96 proposal. D.T.E. 98-27, at 9; D.T.E. 93-167-A at 9.

      C.    Specific Considerations

      As described above, the Department has developed a nine-factor test to examine the benefits and costs of a proposed merger of utility companies. D.P.U. 93-167-A at 7-9. Because the standard of review was designed to apply to mergers between operating companies or acquisitions by one company of another, not all of the factors are relevant to or determinative of the issues raised by this holding company proposal. In considering the special circumstances of this proposal, the Department's analysis focuses on the following factors: (1) impact on rates; (2) impact on the quality of service; (3) impact on competition; (4) the financial integrity of the post-merger entity; (5) societal costs; (6) impact on economic development; and
(7) alternatives to the merger or acquisition.  D.P.U./D.T.E. 97-63, at 12-
13. These are the factors that we use in our analysis. However, the result of the analysis on any single factor is not controlling. Our review and judgment under G.L. c. 164, [Section Sign] 96, and in D.P. U. 850, is of the proposal taken as a whole and of the consistency of the proposal with the public interest.

            1.    Impact on Rates

      Berkshire states that it is not proposing any changes in its rates (Ex. BG-MJM-1, at 7; Tr. at 20). The Department may find that a proposal is consistent with the public interest if, upon consideration of its significant aspects viewed as a whole, the public interest is at least as well served by approval of the proposal as by its denial. D.P.U. 850, at 8. Thus, the Companies need not demonstrate that Berkshire's rates will decrease upon the formation of the holding company.

      The formation of a holding company, assuming the adoption of appropriate safeguards by the Department, likely will have no adverse impact on Berkshire's rates because the Company will continue to operate and be regulated in virtually the same manner as under the current structure (Tr. at 20). The Companies' proposal is not a merger whereby two entities seek enhanced efficiency through the elimination of duplicate services and departments. In the instant case, the regulated business of Berkshire will operate in the same manner before and after the formation of the holding company. The Company's current rates are established pursuant to the terms of the Department's Order in The Berkshire Gas Company, D.P.U. 92-10 (1993), and, more recently, with respect to the unbundling of such rates, a settlement approved by the Department in The Berkshire Gas Company, D.T.E. 98-65 (1998). Any future adjustments to the Company's rates will be subject to the same regulatory scrutiny applied today. See G.L. c. 164, [Section Sign] 94. Therefore, the public will be held harmless in accordance with the standard set forth in D.P.U. 850, at 8, i.e., that the public interest is at least as well served by approval of the proposal as by its denial. In addition, as discussed below, the Department will ensure through appropriate safeguards that ratepayers will not pay increased rates due to cross-subsidization or excessive dividend payments. The Department notes that our ability to ensure compliance with these safeguards is, in fact, enhanced under a holding company structure.

            2.    Impact on Quality of Service

      Berkshire claims that the regulated utility operations will be central to the proposed holding company and that the Company will continue its commitment to customer service and relevant operating and safety requirements (Exh. BG-MJM-1, at 8). Berkshire claims that the quality of service will not be negatively affected and that, if there is any effect, it will be to encourage Berkshire to maintain its high standards (id.; Tr. at 20).

      The Company has stated that its desire to enter other business ventures is driving, at least in part, the present proposal to restructure its corporate organization (Exh. BG-MJM-1, at 6). The Department recognizes that as a regulated utility enters new areas of unregulated business, the potential exists for the diversion of the regulated utility's resources to the unregulated business, resulting in degradation of service quality. Likewise, potential exists that the less profitable resources of an affiliated unregulated company may be transferred to the regulated business, leading to poor service quality in the regulated business. Berkshire notes three incentives to maintain high standards in its service quality: continued rate regulation, revised service quality standards if it withdraws from the merchant function and is subject to the requirements of performance-based rates, and potential to increase efficiency as a result of a more appropriate corporate structure (Exh. BG-MJM-1, at 8). In the present situation, the Department determines that, pursuant to G.L. 164 [Section Sign] 93, its authority to investigate service quality problems pursuant to a petition from elected officials or groups of twenty or more affected customers provides adequate protection from degradation in the quality of service of Berkshire. In addition, the Department expects that in the future, the quality of service monitoring under performance-based ratemaking will protect customers from a degradation in the quality of service. Therefore, the Department concludes that the formation of a holding company need not, and likely will not, have an adverse effect on quality of service.

            3.    Impact on Competition

      Berkshire states that few competitors are currently in western Massachusetts and that few competitors are likely to enter the region's natural gas market initially (Exh. BG-MJM-1, at 9). The Company states that the proposed merger will have a positive effect on competition by opening this regional market to greater competition and helping to develop the region's economy (id.; Exh. DTE-1-4; Tr. at 21-22). The Department has encouraged a holding company corporate structure to maintain clear lines between and among competitive and non-competitive business ventures and to encourage the growth of competition. D.P.U. 96-100, at 74-79; D.P.U./D.T.E. 97-63, at 12; D.T.E. 97-24, at 24-25. Further, the Companies state that the proposed corporate separation of Berkshire's energy marketing operation in a marketing affiliate separated from its regulated business will eliminate significant barriers to entry in the natural gas market (Exh. BG-MJM-1, at 4). The Department finds that the implementation of the holding company structure most likely will have a positive effect upon competition in the natural gas industry by removing potential barriers to market entry for Berkshire, and by separating Berkshire's regulated and unregulated operations.

            4.    The Financial Integrity of the Post-Merger Entity

      The major difference between the current structure of Berkshire and the proposed holding company structure will be the accounting treatment of the utility. The Department recognizes that there can be additional risks to ratepayers upon the formation of the holding company. Diversification, without appropriate ratepayer protections, could result in an increase to the overall risk profile of Berkshire. The Department finds that the risks of increased diversification into energy and other related businesses should be borne by the shareholders, not ratepayers. D.P.U./D.T.E. 97-63, at 18. Furthermore, Berkshire has agreed to be governed by safeguards comparable to those imposed with respect to BECo's corporate restructuring to establish a holding company corporate structure (Exhs. DTE-1-19; DTE-1-20).(7) Thus, the formation of a holding company will not affect the financial stability of the post-merger utility as long as appropriate safeguards are established to protect ratepayers from the risks inherent in increased diversification. These safeguards are discussed in Section V, below.
___________________
(7) The safeguards include (1) monitoring of dividend payments by Berkshire to BER, (2) determining the cost of capital on a stand-alone basis, (3) pricing of the transfer of rate-base assets consistent with the Standards of Conduct, and (4) maintaining a log of all transactions with affiliated companies.

            5.    Societal Costs

      The Department's analysis of societal costs focuses on the public benefits and costs that may be caused by the Companies' proposal, and specifically looks at the impact on employment. D.P.U. 93-167-A, at 8; D.P.U./D.T.E. 97-63, at 19. According to the Companies, although a merger or acquisition typically results in some loss of jobs where two companies possess redundant capacities, the proposed formation of a holding company may create employment opportunities (Exh. BG-MJM-1, at 9; Tr. at 22-23). In fact, Berkshire notes a modest increase in its own hiring as a result of the Company's restructuring efforts (Exh. DTE-1-5; Tr. at 22-23). Accordingly, we find that the Reorganization Plan will impose no societal costs and may, in fact, help create jobs in western Massachusetts.

            6.    Impact on Economic Development

      The Companies claim that one of the most significant public benefits of their holding company proposal is its impact on economic development in western Massachusetts (Exh. BG-MJM-1, at 10). The Companies assert that the anticipated increase in competition in the energy market will enhance economic development in the area (id. at 10).

      Although forecasts of economic development resulting from any action can never be certain, the Department recognizes that economic development is affected by, among other things, changes in employment opportunities, levels of wages, and the price and quality of goods and services offered. The Department has determined, in Section IV(C)(5), above, that the Companies' proposal is not likely to have a negative effect on employment. Moreover, the Department has determined that the quality of the Companies' service would not suffer as a result of implementing this proposal. Given these findings, the Department determines that there likely would be no negative effect on economic development as a result of the formation of the holding company.

            7.    Alternatives to the Merger

      When a utility requests approval for a traditional merger or acquisition, the Department may review alternatives, including other acquisition or merger partners, creation of affiliates and reorganization of existing assets. Berkshire considered "several" potential corporate structures when analyzing how to respond to the changing regulatory environment (Exhs. BG-MJM-1, at 10; DTE-1-6). Among these were (1) maintaining its existing corporate structure and (2) establishing separate corporate subsidiaries wholly owned by Berkshire. The Company states that the first alternative did not provide the degree of separation consistent with the principles articulated in the Department's Standards of Conduct, 220 C.M.R. [Section Sign] 12.00 et. seq. (Exh. DTE-1-6). An evaluation of the second alternative led the Company to conclude that it would frustrate its ability to participate in the market (Exh. DTE-1-6). The Companies contend that formation of a holding company would allow them to adjust to and compete in the evolving energy marketplace (id.).

      The Department finds that the other alternatives to the holding company structure would not provide the complete separation that the Department requires in regulating utility versus non-utility businesses and would frustrate Berkshire's ability to pursue opportunities in competitive markets and. With the holding company structure, BER will be able to participate in the competitive energy market through Berkshire Energy Marketing, thereby increasing the number of participants in the energy services market. Therefore, the Department finds the corporate restructuring is in the public interest.

      D.    Conclusion

      Based on the foregoing analyses, the Department determines that the holding company structure is appropriate for the Company. However, the Department has several specific concerns given the potential for abuse inherent in this structure that the Department addresses by the imposition of certain conditions on the Companies' formation of a holding company. We find that, with these appropriate conditions, the public interest standard of [Section Sign] 96 is met by the approval of the Companies' proposal. We address these conditions in Section V, below.

V.    CONDITIONS OF APPROVAL

      A.    Dividend Policy

            1.    Introduction

      Under the current corporate structure, Berkshire pays dividends to its shareholders and may not, without Department approval, reinvest its earnings in its unregulated businesses that might be established as separate corporate entities. Berkshire is similarly limited in its ability to make investments in joint ventures with third parties in competitive markets. However, under the proposed holding company structure, Berkshire would pay dividends to BER, which may choose to (1) invest some or all of the dividend income received from Berkshire into its non-utility subsidiaries without Department approval, (2) retain the income, or (3) disburse the income to its own shareholders as dividends (Companies Brief at 22). The issue is whether the Department should condition the approval of the holding company proposal on the Company's adopting a particular dividend policy.

            2.    Analysis and Findings

      The Department has previously analyzed the issues involved in a dividend policy for corporate restructuring resulting in a holding company and found that restrictions on dividend payments are necessary only under extraordinary circumstances, for example, when the financial health of the company is in question. D.P.U./D.T.E. 97-63, at 25-27. A review of the Company's Annual Report to Shareholders for 1997 shows that over the last ten years, Berkshire has had reasonable earnings and a reasonable dividend payout policy, and that the Company has maintained a reasonable level of equity in its total capitalization (Exh. BG-MJM-11, Annual Report at 14-15). The Company's financial health is not in jeopardy and there is no evidence that the Company's actions with respect to the dividend policy would harm Berkshire. Therefore, in this case, we find restrictions on Berkshire's dividend payments are not necessary.

      The Department recognized, in D.T.E. 97-63, the concerns about the overlap of the officers of the holding company and the regulated utility raised by intervenors in that case. D.T.E. 97-63, at 26. This overlap does not diminish the obligation of the officers of Berkshire to give first priority to the capital needs of the regulated utility and to protect its financial integrity. The Department will monitor the dividend payments of Berkshire and BER, and therefore directs the Company to report the level of payments to the Department whenever dividends are declared. In fact, Berkshire has already indicated its willingness to comply with such directives (Exh. DTE-1-19). If a pattern of inappropriate levels of dividend payments threatens to emerge, the Department will investigate and could impose restrictions at that time, if necessary. The Department also finds that restrictions on dividend payments unique to Berkshire are not necessary at this time.

      B.    Cost of Capital

      Berkshire proposes that its cost of capital continue to be established on a "stand-alone" basis after the formation of the holding company (Exh. DTE-1-2). The Company proposes to continue the rate-setting approach that it has followed in determining its cost of capital (id.). The utility's own capital structure will be used to calculate the weighted average cost of capital and the utility's embedded cost of long-term debt and preferred stock will be employed with the capital structure (id.). The cost of equity will continue to be developed from a proxy group of gas distribution companies (id.).

      The Company's proposal for determining the cost of capital is consistent with the Department's policy of determining an operating utility's cost of capital on a stand-alone basis, and not on the basis of the holding company's cost of capital. Therefore, the Companies' proposal is approved.

      C.    Asset Transfers

            1.    Description of Company Proposal

      Under the Companies' proposal, they will not initially transfer any rate-base assets to any new unregulated entity (Exh. BG-MJM-1, at 8). The Company plans to transfer certain facilities used by its retail propane operation to a new subsidiary of BER, Berkshire Propane, Inc. (id.). Berkshire claims that these assets have never been rate-base assets and that, therefore, this transfer would have no effect on Berkshire's cost of service (id.). Berkshire states that these assets will be transferred to the propane subsidiary at net book value (id.).

      Berkshire proposes that all transfers of rate-base assets will be made at the higher of net book value or fair market value in accordance with 220 C.M.R. [Section Sign]12.04(1) (Companies Brief at 23-24). Berkshire states that its proposal maximizes the value of the asset and ensures that the benefits from the sale or transfer are passed on appropriately to the utility's ratepayers (id. at 24). Further, Berkshire proposes that any asset transfers from an affiliate to Berkshire will be at a rate not higher than the fair market value of the asset (id.). In addition, Berkshire has indicated that it will provide, as part of its initial filing in future rate case proceedings, detailed information concerning asset transfers made since the end of the test year used in the Company's previous rate case filing (Exh. DTE-1-20).

            2.    Analysis and Findings

      Regarding the transfer of facilities associated with the propane operation to the propane subsidiary at net book value, the Department approves the transfer. In fact, the facilities were never included in Berkshire's rate base. Further, we find that the asset transfer pricing proposals put forth by Berkshire are consistent with the Department's Standards of Conduct. 220 C.M.R. [Section Sign]12.04. Therefore, in accordance with the Companies' proposal, the Department directs the Companies to price any rate-base asset transfers from Berkshire to its affiliates at the higher of net book value or fair market value, and to price any asset transfers from an affiliate to Berkshire at no higher than the market price for the asset. Further, we also expect Berkshire to comply with the other requirements of 220 C.M.R. [Section Sign]12.04, including the requirement to maintain a log of all transactions with affiliated companies.

VI.   MANAGEMENT AGREEMENT

      A.    Description

      The Companies state that BER will have no employees of its own, beyond its three officers, for some time to come. However, it will be required to maintain some corporate functions, such as shareholder relations, investor relations, and accounting and legal operations (Exh. BG-MJM-1, at 13). In order to provide BER with the requisite services, the Company entered into a Management Agreement with BER (id.; Exh. BG-MJM-6). In response to a record request from the Department, Berkshire provided a revised Management Agreement(8) ("Revised Agreement") in order to reflect more clearly its intent regarding the pricing of services by Berkshire for BER (RR-DTE-4(a)). The Revised Agreement provides that Berkshire will furnish BER and its affiliates specific services upon request, provided that the Company has available personnel and resources (id. at 2). If, after consultation with BER, the Company determines that third-party services are necessary, Berkshire will arrange for the appropriate services on behalf of BER (id.).
___________________
(8) Berkshire provided revised language stating explicitly that as compensation for services rendered by Berkshire, BER will pay the higher of fully allocated costs or fair market value where a measurable market exists for the service.

      BER would request the desired services on an as-needed basis through purchase orders, which may be amended from time to time through written change orders (id. at 2-3). In return, BER would compensate Berkshire for those services, based on direct labor, indirect labor, and capital expenditures (id.). Berkshire proposes to charge BER the higher of (1) the fully-allocated costs for the services provided or (2) a rate based on the fair market value of those services provided to BER, as determined by Berkshire, if there is a measurable market for such services (id. at 3). If Berkshire's charges to BER are different from the Company's full embedded costs, the Company will record reasonable third-party offers to provide like services at market prices, and will maintain records comparing each rate to Berkshire's own marginal costs of providing such services (id. at 4).

      The Company states that it considered the merits of forming a service company to provide services to BER and its subsidiaries instead of entering into a management services agreement (Exh. DTE-1-12). The Company contends that, initially, the proposed corporate structure would be relatively simple and a service company is not warranted (id.). Berkshire states that if a more complex corporate structure evolves with more than one regulated utility, then the formation of a service company may be appropriate (id.). Further, the Company asserts that the allocation factors established under the Management Agreement address any potential concerns that would justify a service company (id.). Therefore, the Company concludes, at this time, that there would be no advantage gained by the formation of a service company (id.). However, Berkshire stated that it will continue to evaluate the merits of forming a service company (id.).

      B.    Analysis and Findings

      Section 94B subjects contracts entered into by gas companies and an affiliated company to Department review and approval. In evaluating [Section Sign] 94B proposals, the Department requires utilities to demonstrate that (1) the proposal provides a reasonable method of allocating liabilities and benefits between a utility company and its affiliate, and
(2) the methods employed in structuring the proposal are sufficient to protect the interests of a utility company's ratepayers. In addition, such contracts are required to be consistent with the Standards of Conduct. 220 C.M.R. [Section Sign]12.00 et. seq.

      The holding company structure we approve here is relatively simple and only a very limited number of employees would be providing services to Berkshire and its un-regulated affiliates. The Department has examined the cost allocation method proposed by Berkshire, which applies allocation factors specifically developed for the company in its most recent base rate proceeding. The Berkshire Gas Company, D.P.U. 92-210 (1993). The Department's Standards of Conduct state that a distribution company may provide services to an affiliate provided that the price charged for such services is equal to or greater than the distribution company's fully allocated cost to provide the service. 220 C.M.R. [Section Sign] 12.04(2). This pricing policy provides sufficient assurance that affiliates will not gain competitive advantages at the expense of ratepayers. 220 C.M.R. [Section Sign]12.00 et. seq.. Therefore, the Department approves the Revised Agreement.(9)
___________________
(9) The Department notes that the actual implementation of the Management Agreement must comply with all of the Standards of Conduct, including 220 C.M.R. [Section Sign] 12.03(4), related to non-discriminatory access to certain products and services provided by the distribution company to a competitive energy affiliate.

      Regarding the formation of a service company, while a well-structured service company may result in an allocation of common costs among multiple affiliates that is more explicit than what may be offered through a management services arrangement, the formation of a service company would be a form of corporate separation, which the Department has previously determined that we lack clear authority to mandate. D.P.U./D.T.E. 97-63, at
65. Further, the Department is persuaded by the Company's argument that given the relatively simple holding company structure we approve here, at this time a service company does not appear to be warranted. However, future circumstances (for example, mergers, acquisitions, or further energy diversification) might make a service company's creation beneficial to ratepayers. Therefore, the Company is directed to continue to evaluate the merits of a service company, as it has already indicated it intends to do.

VII.  TAX SHARING AGREEMENT

      A.    Description

      The proposed Tax Sharing Agreement provides that, each year, BER and its subsidiaries, including Berkshire, would calculate their income tax liability on a stand-alone basis (Exhs. BG-MJM-1, at 14; BG-MJM-7). In turn, each subsidiary would make tax payments to BER based on the calculation of its stand-alone tax liability, if any liability exists (Exh. BG-MJM-1, at 14). In the event that a subsidiary generates a tax loss or other tax benefit that is available to BER in its consolidated income tax return, BER would make payments to the subsidiary consistent with the value of such tax benefits at the marginal tax rate (id.). According to the Companies, because certain tax items must be treated on a consolidated basis, to the extent that a particular subsidiary's specific tax benefits are applied to the consolidated return, that subsidiary is allocated the benefit of that tax item for purposes of determining its share of the consolidated tax liability (Exh. BG-MJM-7). Payments of any amount due under the tax sharing agreement may be made in cash or otherwise recognized on the books of BER and its subsidiary (id.).

      B.    Analysis and Findings

      The Tax Sharing Agreement requires Berkshire to potentially advance funds to BER in connection with the filing of a consolidated tax return. This payment could be considered an advance that would require Department approval pursuant to G.L. c. 164, [Section Sign] 17A. Pursuant to G.L. c. 164, [Section Sign] 17A, a gas or electric company must obtain written Department approval in order to "loan its funds to, guarantee or endorse the indebtedness of, or invest its funds in the stock, bonds, certificates of participation or other securities of, any corporation, association or trust...."  The Department has indicated that such proposals must be
"consistent with the public interest," that is, a [Section Sign] 17A proposal will be approved if the public interest is at least as well served by approval of the proposal as by its denial. The Bay State Gas Company, D.P.U. 91-165, at 7 (1992).

      The Department has stated that it will interpret the facts of each [Section Sign] 17A case on its own merits. A determination that the proposal is consistent with the public interest considers the overall anticipated effect on ratepayers of the potential harms and benefits of the proposal by weighing a number of factors, including, but not limited to:
the nature and complexity of the proposal; the relationship of the parties involved in the underlying transaction; the use of funds associated with the proposal; the risks and uncertainties associated with the proposal; the extent of regulatory oversight on the parties involved in the underlying transaction; and the existence of safeguards to ensure the financial stability of the utility. D.P.U. 91-165, at 8. The Department finds that the Tax Sharing Agreement provides a reasonable method of allocating liabilities and benefits among the Company, BER, and its other affiliates. The Department also finds that the methods employed in the Tax Sharing Agreement are sufficient to protect the interests of the Company's ratepayers. Accordingly, the Tax Sharing Agreement is approved.

VIII. STOCK ISSUANCE

      A.    Standard of Review

      In order for the Department to approve the issuance of stock, bonds, coupon notes, or other types of long-term indebtedness,(10) the Department must determine that the proposed issuance meets two tests. First, the Department must assess whether the proposed issuance is reasonably necessary to accomplish some legitimate purpose in meeting a company's service obligations, pursuant to G.L. c. 164, [Section Sign] 14. Fitchburg Gas & Electric Light Company v. Department of Public Utilities, 395 Mass. 836, 842
(1985) ("Fitchburg II") citing Fitchburg Gas & Electric Light Company v. Department of Public Utilities, 394 Mass. 671, 678 (1985) ("Fitchburg I")). Second, the Department must determine whether the Company has met the net plant test.(11) Colonial Gas Company, D.P.U. 84-96 (1984).
___________________
(10) Long-term refers to periods of more than one year after the date of issuance. G.L. c. 164, [Section Sign] 15A.
(11)  The net plant test is derived from G.L. c. 164, [Section Sign] 16.

      The Court has found that, for the purposes of G.L. c. 164, [Section Sign] 14, "reasonably necessary" means "reasonably necessary for the accomplishment of some purpose having to do with the obligations of the company to the public and its ability to carry out those obligations with the greatest possible efficiency." Fitchburg II at 836, citing, Lowell Gas Light Company v. Department of Public Utilities, 319 Mass. 46, 52 (1946).
In cases where no issue exists about the reasonableness of management decisions regarding the requested financing, the Department limits its [Section Sign] 14 review to the facial reasonableness of the purpose to
which the proceeds of the proposed issuance will be put.   Canal Electric
Company, et al., D.P.U. 84-152, at 20 (1984); see, e.g., Colonial Gas Company, D.P.U. 90-50, at 6 (1990). The Fitchburg I and II and Lowell Gas cases also established that the burden of proving that an issuance is reasonably necessary rests with the company proposing the issuance, and that the Department's authority to review a proposed issuance "is not limited to
a 'perfunctory review'."   Fitchburg I at 678; Fitchburg II at 842, citing
Lowell Gas at 52.

      Where issues concerning the prudence of the Company's capital financing have not been raised or adjudicated in a proceeding, the Department's decision in such a case does not represent a determination that any specific project is economically beneficial to a company or to its customers. In such circumstances, the Department's determination in its Order may not in any way be construed as ruling on the appropriate ratemaking treatment to be accorded any costs associated with the proposed financing. See, e.g., Boston Gas Company, D.P.U. 95-66, at 7 (1995).

      Regarding the net plant test, a company is required to present evidence that its net utility plant (original cost of capitalizable plant, less accumulated depreciation) equals or exceeds its total capitalization (the sum of its long-term debt and its preferred and common stock outstanding) and will continue to do so following the proposed issuance. Colonial Gas Company, D.P.U. 84-96, at 5 (1984). If the Department determines at that time that the fair structural value of the net plant and land and the fair value of gas inventories owned by such a utility are less than its outstanding stock and debt, it may prescribe such conditions and requirements as it deems best to make good within a reasonable time the impairment of the capital stock. G.L. c. 164, [Section Sign] 16.

      B.    Mergeco

            1.    Description of Proposal

      Mergeco has an authorized capitalization consisting of 200,000 shares of common stock, $1 par value, of which 100 shares have been subscribed for by BER, and which, subject to the approval of the Department, will be issued and sold to BER at a price of $1 per share (Restructuring Petition at 2). The Companies request that the Department authorize and approve the proposed issuance of 100 shares of Mergeco common stock to BER (id. at 5). The Companies claim the proposed issuance is reasonably necessary to effect the holding company structure (id.).

            2.    Analysis and Findings

      The Department finds that the issuance of 100 shares of common stock by Mergeco, at a par value of $1.00, is a necessary mechanism for the purpose of forming Mergeco and thus effecting the proposed merger. Accordingly, the Department finds that the proposed stock issuance is reasonably necessary and is in accordance with G.L. c. 164, [Section Sign] 14.

      With regard to the net plant test of G.L. c. 164, [Section Sign] 16, the record indicates that Mergeco has no assets and, thus, cannot meet the net plant test. However, the Department notes that the intended purpose of the stock issuance is to set up a transient framework of the consummation of the merger and acquisition of Berkshire by BER. The merger would extinguish the corporate existence of Mergeco, and consequently, remedy any net plant deficiency of Mergeco. D.T.E. 98-27, at 74. The purpose of the net plant test is to protect investors from hidden watering of stock. Id.
Application of the net plant test has no place in a transaction as patent
and transparent as the instant one.  Id.   No public protective purpose
would be served by applying the test here. It is sufficient to note that the transaction is structured to prevent any adverse risk to the investing public and immediately to correct any theoretical problems with Mergeco shares. Id. Therefore, the Department finds it unnecessary to impose further conditions on Mergeco under G.L. c. 164, [Section Sign] 16.

      C.    Dividend Reinvestment Plan Stock Issuance

            1.    Description of the Proposed Financing

      The Company requests approval by the Department of the issuance and sale from time to time of up to 200,000 additional shares of authorized common stock pursuant to the Company's Dividend Reinvestment and Stock Purchase Plan (DRIP Petition at 1). According to the Company, the net proceeds of such issuances and sales will be applied to repay short-term bank loans incurred from time to time for the purpose of financing additions to the Company's property, plant, and equipment and for such other uses as the Department may authorize (id. at 4). The Company states that participants in the DRIP may invest in additional shares of common stock by
(1) having cash dividends on all or a portion of their shares automatically reinvested, (2) investing in additional common stock by making optional cash payments at any time in any amount from a minimum $15.00 in any calendar month to a maximum of $5,000 in any calendar quarter, and (3) investing both their cash dividends and optional cash payments (Exh. DTE-2-1(c) at 1). The price of shares purchased by participants in the DRIP is established at 97 percent of the average of the daily high and low sales price of the Company's common stock in the over-the-counter market(12) during the five consecutive trading days ending on and including the day of purchase (id.). In the event that the discounted common share price falls below the book value of the stock, the three percent discount will be suspended until such time as the price exceeds the book value (id.). The Company also declares that no shares will be available for purchase under the DRIP at less than
par value (id.).   Participation in the DRIP is optional and is available to
holders of ten or more shares of common stock or to any employee of the Company who owns one or more shares of common stock (id. at 4). The Company states that the DRIP is administered externally by Boston EquiServe, associated with State Street Bank and Trust Company (Exh. DTE-2-6). All administrative fees for the DRIP are paid by the shareholders (id.; Tr. at
50).
___________________
(12) The price of the Company's common stock is currently quoted in the NASDAQ National Market Stock tables.

      The Company entered into evidence the certificate of vote taken by the board of directors on August 29, 1998, which authorized the issue and sale of 200,000 additional shares of common stock pursuant to the DRIP (Exh. BG-MJM-12). As of June 30, 1998, 4,600,000 shares of common stock were authorized by shareholders for issuance for proper corporate purposes, including issuance pursuant to the DRIP. As of June 30, 1998, 2,315,914 authorized shares of common stock were actually issued and outstanding, and 69,307 authorized shares of common stock were still reserved for issuance and sale under the DRIP (DRIP Petition at 2). Previously, the Department has approved the issuance and sale by the Company of a number of shares pursuant to the DRIP. See D.P.U. 40 (1980) (approving initial issuance of common stock under the DRIP); D.P.U. 84-219 (1984); D.P.U. 89-59 (1989);
D.P.U. 90-83 (1990); D.P.U. 93-182 (1992); and D.P.U. 96-64 (1996).

      2.    Capital Structure of the Company

      As of June 30, 1998, the Company's capitalization comprised $40,000,000 long-term debt, consisting of senior notes of $24,000,000, first mortgage bonds series P of $10,000,000, and a current portion of long-term debt in the amount of $6,000,000 (Exhs. BG-MJM-10, at Sch. 4; BG-MJM-11, at 25 of the Annual Report to shareholders); 2,315,914 shares of common stock, authorized and outstanding, having a par value of $2.50 per share and a total par value of $5,789,785; 3,212 shares of preferred stock, authorized and outstanding, having a par value of $100 per share and a total par value of $321,200; and a premium on common stock of $18,835,026 (DRIP Petition at
1). The total capitalization of the Company, as of June 30, 1998, is therefore equal to $64,946,011.(13)
___________________
(13) The total capitalization of $64,946,011 is equal to the sum of $40,000,000 long-term debt, plus $5,789,785 total par value of common stock, plus $321,200 total par value of preferred stock, plus $18,835,026 premium on common stock.

      3.    Analysis and Findings

      The Department, pursuant to G.L. c. 164 [Section Sign] 16, requires any company requesting approval to issue new stock, bonds, or other securities to demonstrate that its net utility plant supports the additional amount of financing. Colonial Gas Company, D.P.U. 84-96, at 8 (1984).
Under the net plant test, a company must present evidence showing that its net utility plant (utility plant less accumulated depreciation) is equal to or greater than its total capitalization (the sum of long-term debt, preferred stock and common stock outstanding). Id. at 5.

      As of June 30, 1998, the Company's utility plant in service was $106,057,000, with accumulated depreciation of $31,371,000 resulting in net utility plant in service of $74,686,000 (Exh. BG-MJM-10, at Sch. 3). As of June 30, 1998, the Company's total capitalization consisted of $64,946,011, resulting in an excess of net utility plant in service over outstanding capital of $9,739,989 (id.). The proposed issuance of 200,000 shares plus a remaining balance of 69,307(14) shares authorized but not issued yet would increase the total capitalization of $6,073,546,(15) resulting in an excess of net utility plant over outstanding capital of $3,666,443. Therefore, under the Department's precedent regarding the calculation of the net plant test, the Department finds that the Company's proposed financing meets the net plant test.
___________________
(14) The computation of the net plant test takes account of 69,307 shares of common stock previously authorized by the Department in D.P.U. 96-64 but that are still unissued.
(15) The amount of $6,073,546 is equal to the total value (total par value plus premium on common stock) of 269,307 shares of common stock computed at the price of $23.25 per share less the 3 percent discount established in the Company's DRIP (Exh. BG-MJM-10, at Sch. 4).

      The Department also finds that the evidence presented in this case demonstrates that the Company intends to use the proceeds of the proposed financing to reduce short-term debt(16) incurred to finance additions to the Company's plant, property and equipment and to provide permanent financing to such additions (Exhs. BG-MJM-10, at 5; DTE-2-2). Accordingly, the Department finds that the Company's proposed issuance of an additional 200,000 shares of common stock is reasonably necessary for the purposes for which it is proposed. Issues concerning the prudence of the Company's financing have not been addressed in this proceeding, and the Department's decision in this case does not represent a determination that any project is economically beneficial to the Company or its customers. The Department emphasizes that its determination in this Order shall not in any way be construed as a ruling relative to the appropriate rate making to be accorded any costs associated with the proposed financing.
___________________
(16) As of June 30, 1998, the Company recorded $7,085,000 as short-term indebtedness (Exh. DTE-2-2; DRIP Petition at 2; Tr. at 12).

IX.   EXEMPTION FROM SEPARATION REQUIREMENTS OF THE STANDARDS OF CONDUCT

      A.    Introduction

      The Company states that initially, the employees of BER will consist only of its three officers, Scott S. Robinson, Michael J. Marrone, and Cheryl M. Clark (Exh. BG-MJM-8). The three BER officers are, and will continue to be, along with Robert M. Allessio, officers of Berkshire (Exh. BG-MJM-9). These four individuals will also serve as officers of the proposed competitive affiliates, Berkshire Propane, Inc. and Berkshire Energy Marketing, Inc., the latter of which the Company indicated would constitute a "competitive energy affiliate" as defined at 220 C.M.R. [Section Sign]12.02(4) (Exemption Request at 2). Berkshire seeks an exemption from the separation requirements of 220 C.M.R. [Section Sign]12.03(15) for these individuals (Exemption Request at 4). Berkshire asserts that as officers, these individuals will only be charged with senior management or executive tasks and generally will not be involved in the day-to-day operations of Berkshire Energy Marketing, Inc (id. at 3).

      Currently, Berkshire does not have any affiliated entities.(17) After the Department's approval of the proposed merger, BER expects to initially operate two affiliates in non-regulated operations (Companies Brief at 20-
21). Berkshire states that it and its non-regulated affiliates will maintain separate facilities, separate staffs (excepting the officers named above), separate computer systems, and separate functions as required by 220 C.M.R. [Section Sign]12.00 et. seq. (Exemption Request at 3).
___________________
(17)  As noted above, Berkshire Propane operates as a division of Berkshire.

      B.    Analysis and Findings

      Pursuant to the Standards of Conduct, an exemption from the prohibition of sharing employees may be granted upon a showing that the shared employees would be in the best interests of the ratepayers, have minimal anti-competitive effect, and that the costs can be fully allocated between the distribution company and its affiliate. 220 C.M.R. [Section Sign] 12.03(17).

      The Companies state that, because Berkshire has a small executive staff, its costs would increase and consequently rates for the regulated utility would increase, if it is compelled to have separate directors and officers for its distribution company (Exemption Request at 3; Tr. at 41-
42). The Companies state that the four officers who will be shared by Berkshire and its unregulated affiliates will not be involved in the day-to-day operations of the entities and will not provide any competitively sensitive information to such affiliate (Exemption Request at 3). Further, the Companies note that the non-regulated businesses will be conducted separately from the regulated business at the operational level, with separate operational staff, separate computer systems, and separate facilities (id.). The Department recognizes that there may be separation of the regulated company from the competitive energy affiliate at the operational level, but there is no evidence in the record that assuages our concern that the sharing of management employees between a distribution company and a competitive energy affiliate would not result in the very anti-competitive activity that 220 C.M.R. [Section Sign] 12.03(15) is meant to eliminate. This competitive risk outweighs the prospect of savings for ratepayers derived from having Berkshire share officers with its competitive affiliates. Because the Companies have the burden of proof in seeking an exemption pursuant to 220 C.M.R. [Section Sign] 12.03(17), the lack of sufficient record evidence regarding competitive protections is fatal to Berkshire's request, although the Companies may renew their request for an exemption and proffer further evidence on this issue.

      Based on the foregoing analysis, the Department finds that the Companies have failed to meet their burden for seeking an exemption from the separation requirements of 220 C.M.R. [Section Sign] 12.03(15), and therefore the request is denied, without prejudice(18).
___________________
(18) COM/Energy has raised similar issues regarding the separation requirements of the Standards of Conduct in a letter to the Department, dated July 31, 1998. The Department will address these issues.

X.    ORDER

      After due notice, hearing and consideration, the Department

      VOTES: That pursuant to Section 14 of Chapter 164, the proposed issuance of common stock of Berkshire Gas Mergeco Gas Company, Inc. to BER is reasonably necessary to effect corporate restructuring; and

      VOTES: That pursuant to Section 14 of Chapter 164, the proposed issuance of common stock of Berkshire Gas Mergeco Gas Company, Inc. to BER is in the public interest; and

      VOTES: That the issuance and sale, from time to time, by Berkshire Gas Company of not in excess of 200,000 shares of common stock, $2.50 par value, pursuant to its Share Owner Dividend Reinvestment and Stock Purchase Plan, is reasonably necessary for the purpose for which the Company has petitioned; and it is

      ORDERED: That pursuant to Section 14 of Chapter 164, the issuance by Mergeco of 100 shares of its common stock to BER in consideration of payment of $100 by BER is hereby approved and authorized; and it is

      FURTHER ORDERED: That pursuant to Section 96 of Chapter 164, the merger to form a holding company structure for Berkshire and the terms thereof are consistent with the public interest; and it is

      FURTHER ORDERED: That pursuant to Section 96 of Chapter 164, the Agreement and Plan of Merger dated as of February 19, 1998, and the merger of Mergeco into Berkshire pursuant thereto is hereby approved and authorized; and it is

      FURTHER ORDERED: That pursuant to Sections 17A and 94B of Chapter 164, the Tax Sharing Agreement between Berkshire and BER is hereby approved and authorized; and it is

      FURTHER ORDERED: That pursuant to Section 94B of Chapter 164, the Department approves the Management Services Agreement between Berkshire and BER, and it is

      FURTHER ORDERED: That the Department denies, without prejudice, Berkshire's request for an exemption from any applicable restrictions within 220 C.M.R. [Section Sign]12.03(15) with respect to the four senior executives that will serve Berkshire and its proposed non-regulated energy marketing affiliate to be known as Berkshire Energy Marketing, Inc.; and it is

      FURTHER ORDERED: That the Department hereby approves and authorizes the issuance and sale from time to time of not in excess of additional 200,000 Berkshire shares of common stock, $2.50, par value, pursuant to its Share Owner Dividend Reinvestment and Stock Purchase Plan; and it is

      FURTHER ORDERED: That the net proceeds from Berkshire's issuance and sale of all such securities issued pursuant to its Share Owner Dividend Reinvestment and Stock Purchase Plan shall be used for the purposes set forth herein; and it is

      FURTHER ORDERED: That the Secretary of the Department notify the Secretary of State of the issuance of stock and deliver a certified copy of this Order to the Secretary of State within five business days hereof; and it is

      FURTHER ORDERED: That Berkshire comply with all directives contained in this Order.

                                       By Order of the Department,

                                       /s/ Janet Gail Besser
                                       _____________________________
                                       Janet Gail Besser, Chair

                                       /s/ James Connelly
                                       _____________________________
                                       James Connelly, Commissioner

                                       /s/ W. Robert Keating (jgb)
                                       _____________________________
                                       W. Robert Keating, Commissioner

                                       /s/ Paul B. Vasington (jc)
                                       _____________________________
                                       Paul B. Vasington, Commissioner

                                       /s/ Eugene J. Sullivan
                                       _____________________________
                                       Eugene J. Sullivan, Jr., Commissioner

A true copy

Attest

/s/ Mary L. Cottrell
_________________________________
Mary L. Cottrell, Secretary

Appeal as to matter of law from any final decision, order or ruling of the Commission may be taken to the Supreme Judicial Court by an aggrieved party in interest by the filing of a written petition praying that the Order of the Commission be modified or set aside in whole or in part.

Such Petition for appeal shall be filed with the Secretary of the Commission within twenty days after the date of service of the decision, order or filing of the Commission, or within such further time as the Commission may allow upon request filed prior to the expiration of twenty days after the date of service of said decision, order or ruling. Within ten days after such petition has been filed, the appealing party shall enter the appeal in the Supreme Judicial Court siting in Suffolk County by filing a copy thereof with the Clerk of said Court. (Sec. 5, Chapter 25, G.L. Ter. Ed., as most recently amended by Chapter 485 of the Acts of 1971).


                                  EXHIBIT E

      Attached please find a copy of the Annual Report on Form 10-K for The Berkshire Gas Company for fiscal year ended June 30, 1998.

                    SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549
                                  FORM 10-K

(Mark One)
[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (Fee required)

For the fiscal year ended June 30, 1998 or
                          -------------

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
(No fee required)

For the transition period from                       to
                               ---------------------    ---------------------

Commission File Number   0-1857-3
                        ----------

                          The Berkshire Gas Company
           ------------------------------------------------------
           (Exact Name of Registrant as Specified in Its Charter)

Massachusetts                                04-1731220
----------------------------------           ----------------------
(State or Other Jurisdiction of              (I.R.S. Employer
Incorporation or Organization)               Identification No.)

115 Cheshire Road, Pittsfield, MA            01201-1803
-------------------------------------------  -------------
(Address of Principal Executive Offices)     (Zip Code)


                               (413) 442-1511
            ----------------------------------------------------
            (Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

                                       Name of Each Exchange
Title of Each Class                    on Which Registered
-------------------                    ---------------------



Securities registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $2.50 Per Share
-------------------------------------------------------------------------------
                              (Title of Class)

      Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes   X   No
    -----    -----

      Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

      Aggregate market value of shares of Common Stock, $2.50 par value of the Registrant held by non-affiliates as of July 31, 1998 was $46,983,840. Total shares of common stock of the Registrant outstanding as of July 31, 1998 were 2,324,930.

Documents Incorporated by Reference:

1. The Berkshire Gas Company's Annual Report to Shareholders for the fiscal year ended June 30, 1998 (Items 5, 6, 7, and 8 of Part II).

2. The Berkshire Gas Company's definitive Proxy Statement, to be filed on October 2, 1998, pursuant to Regulation 14A under the Securities and Exchange Act of 1934 (Items 10, 11, 12 and 13 of Part III).

FORM 10-K
                          THE BERKSHIRE GAS COMPANY
                                   PART I
                                   ------

                              Table of Contents

                                                        Item       Page
                                                       Number     Number
                                                       ------     ------

Business                                                  1          3
Properties                                                2         10
Legal Proceedings                                         3         11
Submission of Matters to a Vote of
 Security Holders                                         4         11
Additional Items                                          -         11
 (Executive Officers of the Registrant)

                                   PART II
                                   -------

Market For Registrant's Common Equity and Related
 Stockholder Matters                                      5         13
Selected Financial Data                                   6         13
Management's Discussion and Analysis of
 Financial Condition and Results of Operations            7         13
Financial Statements and Supplementary Data               8         13
Changes in and Disagreements with Accountants
 on Accounting and Financial Disclosure                   9         13

                                  PART III
                                  --------

Directors and Executive Officers of the Registrant       10         14
Executive Compensation                                   11         14
Security Ownership of Certain Beneficial
 Owners and Management                                   12         14
Certain Relationships and Related Transactions           13         14

                                   PART IV
                                   -------

Exhibits, Independent Auditors' Report on
 Supplemental Schedules, Financial Statement
 Schedules, and Reports on Form 8-K                      14         16


Item I.  Business
-----------------

                                   General

      The Berkshire Gas Company (the "Company") was incorporated in the Commonwealth of Massachusetts in 1853 and is a publicly-held utility engaged in the distribution and sale of natural gas for residential, commercial and industrial use. The Company also has an appliance rental division that sells and leases gas burning equipment. Through its Berkshire Propane division, the Company markets liquefied petroleum gas.

      Cautionary Statement for Purposes of the "Safe Harbor"
      Provisions of the Private Securities Litigation Reform Act of 1995

      This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those contemplated by such statements. Such statements reflect management's current views, are based on many assumptions and are subject to risks and uncertainties.

      Certain important factors which could cause such results to differ include risks associated with the Company's maintaining contracts with specific customers, government regulation, the increasingly competitive nature of the markets in which the Company is engaged, and dependence on key personnel. These factors are not intended to represent a complete list of the general or specific risks that may affect the Company.

                              Territory Served

      The Company's utility service territory includes 19 communities in the western portion of the Commonwealth of Massachusetts, including the cities of Pittsfield and North Adams, the towns of Adams, Amherst, Great Barrington, Greenfield and Williamstown, and twelve smaller municipalities. The population of the area served is estimated at 190,000 and is primarily residential in character, but the territory also includes industrial, agricultural, educational, cultural and resort facilities. The Company also markets propane throughout the western portion of Massachusetts, eastern New York and southern Vermont. The Company currently serves over 32,000 natural gas and 5,000 propane customers.

                                  Customers

      The largest group of natural gas customers is the residential class. During the fiscal years ended June 30, 1998, 1997 and 1996, residential consumers accounted for approximately 55%, 55% and 54%; commercial and industrial consumers accounted for 41%, 40% and 42%; and transportation consumers accounted for approximately 4%, 5% and 4% of operating revenues, respectively. Transportation consumers account for approximately 8%, 9%, and 5% of operating margin for fiscal years 1998, 1997 and 1996, respectively. Net income could be impacted by the loss of one or more significant transportation consumers, who are all under contracts.

      The number of natural gas customers increased 1% in 1998 over 1997, from 33,887 to 34,166. Total Mcf sold and transported decreased from 8,079,811 Mcf in 1997 to 7,356,946 Mcf in 1998 primarily due to 10% warmer than normal weather. Total natural gas customers by classification at June 30 in each of the previous five years were:

                             1998       1997       1996       1995       1994
                             ----       ----       ----       ----       ----

Residential                 29,911     29,682     29,707     29,565     29,126
Commercial & Industrial      4,255      4,205      4,056      4,031     3,921


                                 Competition

      Implementation of the Federal Energy Regulatory Commission's ("FERC") Order 636 has increased the potential for competition in gas procurement, supply and sale. FERC's actions have sought to encourage competition and natural gas market efficiency through deregulation and "unbundling of services" at the interstate pipeline level. This unbundling has changed the historical relationships, whereby producers sold to pipelines, pipelines sold to local distribution companies ("LDCs") such as Berkshire Gas and LDCs sold to end-users. Now LDCs or end-users may utilize pipeline services primarily for the transportation of gas purchased from third parties.

      While historically the Company has been subject to competition from electricity, oil, propane, coal and other fuels for heating, water heating, cooking, air conditioning and industrial applications, regulatory changes have created the competition among existing and new suppliers or marketers of natural gas. The Company takes a very positive view of the changes occurring within the natural gas industry. The advent of customer choice should enhance the value of the Company's products and services. The Company is taking an active role in the transformation of the industry at the state level, through participation in collaborative proceedings involving a wide range of market stakeholders and regulators.

      The Company has formed a new division to pursue opportunities spawning from the transformation of our industry. Berkshire Energy Marketing, in alliance with Conectiv/CNE Energy Services, LLC, a major regional commodity provider, will market electricity and fuel oil, as well as natural gas, in our existing franchise area and nearby regions. The Company will continue to perform the gas utility distribution function upon the completion of the corporate restructuring and will remain subject to the regulatory authority of the DTE.

                            Rates and Regulations

      The Company is subject to the regulatory authority of the Massachusetts Department of Telecommunications and Energy ("DTE"), formerly the Massachusetts Department of Public Utilities, with respect to various matters, including rates, financing, certain gas supply contracts, demand-side management programs and planning and safety matters.

      The principal rate classifications are residential, commercial and industrial. The Company also offers five Quasi-Firm transportation rates for large end-users as well as interruptible sales and transportation service. The Company's rate structure is based on the cost of providing service to each customer class. Current rates became effective January 1, 1994 with the exception of a revised Interruptible Transportation Rate which became effective July 1, 1996 and Transportation Terms and Conditions which became effective November 1, 1996.

      Presently, the Company's residential rates are designed separately for heating and non-heating purposes. Additionally, for the Company, like most other utility companies in Massachusetts, subsidized rates are available to residential customers who qualify for certain government entitlements.
These customers receive a 20% discount from the standard residential rates. The commercial and industrial rates are based on load factor; that is, the cost is based on how much gas is consumed and when it is consumed. Those customers who use more than 30% of their annual usage in the summer are considered high load factor; those using less than 30% of their annual usage during the summer season are considered low load factor. There are seven classifications of load factor rates.

      The current firm rate structure is based on seasonal rates, whereby base rates are higher in the winter (November through April) and lower in the summer (May through October). In addition to the base rates, the Company has a seasonal Cost of Gas Adjustment Clause ("CGAC") rate schedule, pursuant to which the Company recovers (primarily variable) gas costs. Charges under the CGAC rate schedule are added to the base rates and are designed to recover higher gas costs in the winter and refund lower gas costs in the summer.

      The Company also provides several non-firm and special rates to meet the varying needs of large customers. These rates include Interruptible Sales Service whereby a customer is capable of either ceasing operations or switching to an alternate fuel. Five Quasi-Firm Transportation Rates are available for large end-users and provide firm transportation and optional standby service for less than twelve months. Additionally, a Load Management Rate is available for nonresidential customers who agree to reduce demand to a predetermined minimum level on peak days. Finally, the Company makes sales to primarily larger customers under special contracts that reflect charges, levels, and terms of service different from those under generally available tariffs. Often arrangements of this nature are made to meet competitive challenges. Such contracts must be approved by the DTE on an individual case basis.

      In compliance with requirements set forth by the DTE, the Company filed revenue-neutral, unbundled rates. The unbundled rates were submitted in accordance with a request for a Joint Motion for Approval of the Settlement Agreement ("the Settlement") reached by participants in the Massachusetts Gas Unbundling Collaborative ("the Collaborative"). The Settlement resulted from extensive discussions between the Parties to resolve issues relating to the unbundling of the Company's rates for all customer classes, as well as cost allocation and rate design. The Parties supported the DTE's approval of the revised rate schedules with the intent that new tariffs be implemented for effect November 1, 1998. The Joint Motion for Approval of the Settlement Agreement was approved on August 14, 1998.

      Additionally, on July 10, 1998, the ten investor-owned local distribution companies filed a Joint Motion for Settlement Agreement ("the Agreement") with the DTE relating to Model Terms and Conditions for unbundled gas distribution services as set forth in the agreement. The LDCs and the Marketer Group have agreed to many sections and have indicated where further action is required by participants in the Collaborative following the DTE's decision on capacity assignment and related issues, including Interruptible Distribution Service.

      On July 2, 1998, the DTE issued an Interlocutory Order on Procedural Schedule. In that order, the DTE agreed to have unbundled rates in place November 1, 1998. Second, the DTE stated they intend to review and issue a decision on the Model Terms and Conditions no later than September 30, 1998. Finally, the DTE intends to issue an order on capacity assignment and cost responsibility by October 30, 1998. As a result of this schedule, the DTE found that the introduction of comprehensive unbundling of LDCs services should be implemented no later than April 1, 1999.

      The Company is also subject to standards prescribed by the Secretary of Transportation under the Natural Gas Pipeline Safety Act of 1968 with respect to the design, installation, testing, construction and maintenance of pipeline facilities. The enforcement of these standards has been delegated to the DTE which has taken an active role in such enforcement, including the application of civil penalties and the requirement of remedial programs.

      The regulation of prices, terms and conditions of interstate pipeline transportation and sales of natural gas is subject to the jurisdiction of FERC. The Company is not under the direct jurisdiction of FERC, but monitors, and periodically participates in, proceedings before FERC which involve the pipeline gas suppliers/transporters, the Company's operations, and other matters pertinent to the Company's business. (See also "Competition".)

                            Environmental Matters

      Federal, state and local laws and regulations establishing standards and requirements for protection of the environment have increased in number and scope in recent years. The Company cannot predict the future impact of such standards and requirements, which are subject to change and can be retroactively applied.

      During fiscal 1990, the DTE issued a generic ruling on cost recovery for environmental cleanup costs with respect to former gas manufacturing sites. Under the ruling, the Company will recover, excluding carrying costs, over a seven-year period through the CGAC. This ruling also provides for the sharing of any proceeds received from insurance carriers equally between the Company and its ratepayers, and establishes maximum amounts that can be recovered from customers in any one year.

      During the year ended June 30, 1998, the Company continued the analysis and field review of two parcels of real estate formerly used for gas manufacturing operations, which had been found to contain coal tar deposits and other substances associated with by-products of the gas manufacturing process. The review and assessment process began in 1985 with respect to site #1, which is owned by the Company, and in 1989 with respect to site #2, which was formerly owned by the Company.

      With the review and approval by the Massachusetts Department of Environmental Protection ("MDEP"), work at site #1 has resulted in proposed remedial activities which will be pursued in the near future, while site monitoring will be continuous. Investigative activities are continuing at site #2.

      It is difficult to predict the potential financial impact of these sites until first, the nature and risk is fully characterized, and second, the remedial strategies and related technologies are determined. The general philosophy of the Company is one of source removal and/or reduction coupled with risk minimization.

      Beginning in fiscal year 1999, the Company will begin remediation of site #1 at a projected cost of $1,300,000. Assuming successful implementation, it is anticipated that through 2012 the level of expenditures for both sites will range from $3,290,000 to $12,302,000. The Company has recorded the most likely amount of $3,290,000 in accordance with SFAS No. 5. Ultimate expenditures cannot be determined until a remedial action plan for site #2 is developed and approved by MDEP, along with plans for post remediation monitoring of both sites. The Company's unamortized costs at June 30, 1998, were $800,000 and should be recovered using the formula discussed above.

      FERC Order 636 provides for 100% recovery by pipelines of any "Transition Costs" prudently incurred as a result of industry restructuring. As these costs have been and may be approved in the future, they have been and will be passed through to the Company as demand charges associated with the transportation of gas through the pipeline. Under current rate structures, these costs are recovered through the CGAC.

                                 Seasonality

      The Company's business has a distinct seasonal quality because a large percentage of its sendout serves residential and commercial heating loads. Gas operating revenues reflect the seasonal nature of the business. Such revenues are affected by temperature variations between the heating and non-heating seasons and by seasonal pricing differentials embodied in the Company's effective schedule of rates and charges for gas services. (See also "RATES AND REGULATIONS".)

                             Employee Relations

      The Company has 156 employees, approximately 51% of whom are represented by the United Steelworkers of America, AFL-CIO-CLC, under a contract which remains in effect until March 31, 2000. Relations with employees are generally satisfactory.

                                 Gas Supply

      The Company's portfolio of firm natural gas contracts consists of Aquila Energy Marketing (2,683 Mcf/day); Boundary Gas (1,050 Mcf/day); Natural Gas Clearinghouse, "Cosmic" (2,682 Mcf/day) and NGC "636"(4,920 Mcf/day); and Tenngasco Corporation(7,599 Mcf/day). The remaining terms of the Company's gas supply contracts range from approximately three years to five years.

      Under the terms of a fuel purchase agreement executed with U.S. Generating Company (formerly Altresco, Inc.) on December 11, 1992, the Company is entitled to receive gas peaking service of up to 7,310 Mcf per day during the Winter Period of November 1 through March 31 of each year (not to exceed 307,018 Mcf for each Winter Period) and back-up gas supplies of up to 30,702 Mcf per day in the event of proration or curtailment of firm gas supplies (including propane).

      In addition, the Company executed two contracts with Distrigas of Massachusetts Corporation ("DOMAC") which entitled the Company to receive up to 5,409 Mcf per day of vaporized Liquified Natural Gas ("LNG"). These contracts are renewable from year to year.

      The Company estimates that its supply of natural gas and supplemental sources under contract are adequate to meet the anticipated needs of the Company's customers for the foreseeable future. The annual sources of supply are as follows: firm long-haul pipeline natural gas, including storage gas, 8,459,574 Mcf; natural gas peaking service (U.S. Generating Company) 307,000 Mcf; ("DOMAC") 1,920,995 Mcf; and Liquefied Petroleum Gas, 13,800 Mcf (daily capability). Additional pipeline supplies designated as "best efforts" or "interruptible" are available from time to time, but are subject to daily curtailment at the suppliers'/transporters' discretion.

      The Company has five Liquefied Petroleum Gas ("LPG") plants and one temporary portable LNG vaporizing unit which are utilized on peak days to supplement the pipeline natural gas supply. By supplementing its natural gas supply with LPG, the Company is able to meet its customers' requirements during peak periods. The Company's pipeline deliveries combined with LPG facilities' storage capacity yield a maximum daily sendout of approximately 54,900 Mcf. Actual maximum daily sendout due to degree day severity during the 1997-98 heating season was 40,110 Mcf, which occurred on December 31, 1997, with an average temperature of 5 degrees Fahrenheit. During the fiscal year ended June 30, 1998, the Company purchased an aggregate of 5,359,707 Mcf of interstate pipeline natural gas at an average cost of $4.1532 per Mcf. The average cost in each of the three preceding years ended June 30 was: 1997 - $4.3635; 1996 - $3.7234; and 1995 - $3.2820. The
composition of gas supply for customer requirements during the fiscal year ended June 30, 1998, was: 99.96% natural gas and .04% LNG and LPG.

      On April 16, 1997, the FERC approved an unopposed settlement offer of Tennessee Gas Pipeline Company which disposed of 34 FERC dockets and some 39 appeals of FERC orders pending in the D.C. circuit. The settlement established a cost sharing mechanism between Tennessee and its customers.
As a result of the order, Tennessee implemented a reduced Gas Supply Realignment ("GSR") surcharge retroactively for the two-year period of January 1, 1997, through December 31, 1998. On June 30, 1997, the Company received a refund from Tennessee of $323,456.95 representing excess GSR surcharges from January through March 1997. The refund is currently being returned to Berkshire's customers through the Company's CGAC. The GSR surcharges that remain to be charged to Berkshire by Tennessee through December 1998 will not significantly affect the Company's competitiveness. The GSR surcharges will be absorbed by all of Berkshire's customer classes.

Item 2.  Properties
-------------------

      The Company has approximately 669 miles of distribution mains, the major portion of which are constructed of coated steel, plastic or cast iron. Berkshire owns and operates five auxiliary liquefied petroleum gas plants for supplementing its supply of natural gas. (See "Business - Gas Supply".) The Company has five terminal stations receiving gas from the interstate pipeline.

      All the principal properties of the Company are owned in fee, subject to the lien of the mortgage securing the Company's First Mortgage Bond, and are also subject to covenants, restrictions, easements, leases, rights-of-way and other similar minor encumbrances or defects common to properties of comparable size and character; none of which in the opinion of the Company's management materially interferes with the Company's use of its properties in order to conduct its business. The Company's gas mains are primarily located under public highways and streets. Where they are under private property, the Company has obtained easements or rights-of-way from the record holders of title. These easements and rights are deemed by the Company to be adequate for the purposes for which they are being used.

Item 3.  Legal Proceedings
--------------------------

      With reference to the matters discussed in Item I "Environmental Matters", the Company notified its present and former insurance carriers that it has incurred and will incur further costs associated with the previously-referenced coal tar deposits, for which it will seek coverage under applicable insurance policies. No litigation has yet commenced and it is not possible to determine the extent to which recovery of costs will ultimately be obtained from such insurance carriers.

      The Company is also involved with other legal proceedings incidental to its business. At the present time the Company cannot predict the outcomes of these proceedings and also believes that the outcome will not have a material adverse impact on its overall financial position or results of operations.

Item 4.  Submission of Matters To A Vote Of Security Holders
------------------------------------------------------------

      On May 8, 1998 a special meeting was held where shareholders voted and approved the formation of a holding company structure.

Additional Items
----------------

Executive Officers of the Registrant

      The table set forth below shows the names, titles and ages of all executive officers of the Registrant as of June 30, 1998. There is no family relationship among officers of the Registrant. There is no arrangement between any of the officers and any other person(s) pursuant to which such officer has or is to be elected as an officer.

                                                  Served in This
Name                    Title                     Capacity Since     Age
----                    -----                     --------------     ---

S.S. Robinson     President and Chief                10-28-87        58
                  Executive Officer

M.J. Marrone      Vice President, Treasurer          10-28-87         56
                  and Chief Financial Officer

R.M. Allessio     Vice President, Utility            11-07-97         48
                  Operations

L.H. Hotman*      Vice President, Business           11-07-97         55
                  Development


The executive officers are elected annually.

      Listed below is a brief account of the business of each of the above executive officers during the past five years.

Name              Capacity in Which Served During Past Five Years
----              -----------------------------------------------

S.S. Robinson     President and Chief Executive Officer

M.J. Marrone      Vice President, Treasurer and Chief Financial Officer

R.M. Allessio     Vice President, Utility Operations; Vice President of
                  Marketing and Distribution; Director of Marketing and
                  Distribution; Director of Engineering and Distribution;
                  Chief Engineer

L.H. Hotman*      Vice President, Business Development; Vice President of
                  Supply, Rates & Planning; Vice President of Supply, Rates
                  & Marketing

<F*>   Resigned effective July 13, 1998


                                   PART II
                                   -------


Item 5.  Market For Registrant's Common Equity and Related Stockholder Matters
------------------------------------------------------------------------------

      The number of registered common shareholders of record of the Registrant as of the close of business on July 31, 1998, was 1,920. The other information required is contained in The Berkshire Gas Company's Annual Report to Shareholders for the fiscal year ended June 30, 1998, ("Registrant's Annual Report") on page 31, under the heading "Quarterly Financial Information". This information is hereby incorporated by reference in this report.

Item 6.  Selected Financial Data
--------------------------------

      The information required is contained in Registrant's Annual Report on pages 14 - 15, under the heading "10-Year Comparative Summary of Operations and Statistics". This information is hereby incorporated by reference in this report.

Item 7.  Management's Discussion and Analysis of Financial Condition and
------------------------------------------------------------------------
Results of Operations
---------------------

      The information required is contained in Registrant's Annual Report on pages 16 - 18, under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations". This information is hereby incorporated by reference in this report.

Item 8.  Financial Statements and Supplementary Data
----------------------------------------------------

      The information required is contained in Registrant's Annual Report on pages 19 - 31, in the financial statements of The Berkshire Gas Company for the years ended June 30, 1998, 1997 and 1996, together with the related notes to financial statements, under the heading "Independent Auditors' Report", and under the heading "Quarterly Financial Information". This information is hereby incorporated by reference in this report.

Item 9.  Changes in and Disagreements with Accountants on Accounting and
------------------------------------------------------------------------
Financial Disclosure
--------------------

      None.


                                  PART III
                                  --------

Items 10, 11, 12 and 13
-----------------------

      The information required regarding the Executive Officers of the Registrant is included in Part I under "Additional Items". Certain other information called for by Items 10, 11, 12 and 13 has been omitted from this report pursuant to General Instruction G(3), and is incorporated herein by reference from the definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the close of the Company's last fiscal year.

                                   PART IV
                                   -------

Item 14.  Exhibits, Independent Auditors' Report on Supplemental Schedules,
---------------------------------------------------------------------------
Financial Statement Schedules and Reports on Form 8-K
-----------------------------------------------------

(a)   1.  Financial Statements
          --------------------

      The following financial statements and related notes are contained in the Registrant's Annual Report for the fiscal year ended June 30, 1998, and are incorporated herein by reference.

      Report of Independent Auditors.

      Statements of Income for the years ended June 30, 1998, 1997 and 1996.

      Balance Sheets, June 30, 1998, 1997 and 1996.

      Statements of Shareholders' Equity for the years ended June 30, 1998, 1997 and 1996.

      Statements of Cash Flows for the years ended June 30, 1998, 1997 and
      1996.

      Notes to Financial Statements.

      Selected Quarterly Financial Data (unaudited) for the years ended June 30, 1998, 1997 and 1996.

      2.  Independent Auditors' Report on Supplemental Schedules
          ------------------------------------------------------



Deloitte &
 Touche LLP
-----------                        --------------------------------------------
                                   City Place           Telephone:(860)280-3000
                                   185 Asylum Street    Facsimile:(860)280-3051
                                   Hartford, Connecticut 06103-3402


INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL SCHEDULES

To the Shareholders of
The Berkshire Gas Company:

We have audited the financial statements of The Berkshire Gas Company as of June 30, 1998, 1997 and 1996 and for each of the three fiscal years in the period ended June 30, 1998 and have issued our report thereon dated August 12, 1998;such financial statements and report are included in The Berkshire Gas Company's Annual Report to Shareholders and are incorporated herein by reference. Our audits also included the financial statement schedules of The Berkshire Gas Company, listed in item 14. These financial statement schedules are the responsibility of The Berkshire Gas Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.



/s/ Deloitte & Touche LLP

August 12, 1998


--------------
Deloitte Touch
Tohmatsu
International
--------------


      3.  Financial Statement Schedules
          -----------------------------

            The information called for by this item appears under the caption "Financial Statement Schedules and Exhibits Filed with Annual Report on Form 10-K" (page 1 hereof). Such information is incorporated by reference herein.

      4.  Exhibits
          --------

            The information called for by this item appears under the caption "Financial Statement Schedules and Exhibits Filed with Annual Report on Form 10-K" (page 1 hereof). Such information is incorporated by reference herein.

(b)   Reports on Form 8-K
      -------------------

      None.




                                 SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 26, 1998                  By: /s/ SCOTT S. ROBINSON
                                           ----------------------------------
                                           Scott S. Robinson, President & CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons in the capacities on the dates indicated.


Signatures                      Capacity                      Date
----------                      --------                      ----

/s/ FRANKLIN M. HUNDLEY         Director                 August 26, 1998
---------------------------
Franklin M. Hundley
Chairman of the Board

/s/ SCOTT S. ROBINSON           Principal Executive      August 26, 1998
---------------------------     Officer; Director
Scott S. Robinson
President and Chief
Executive Officer

/s/ MICHAEL J. MARRONE          Principal Financial      August 26, 1998
---------------------------     & Accounting Officer
Michael J. Marrone
Vice President, Treasurer
and Chief Financial Officer

/s/ GEROGE R. BALDWIN           Director                 August 26, 1998
---------------------------
George R. Baldwin

/s/ JOHN W. BOND                Director                 August 26, 1998
---------------------------
John W. Bond

/s/ PAUL L. GIOIA               Director                 August 26, 1998
---------------------------
Paul L. Gioia

/s/ JAMES R. KEYS               Director                 August 26, 1998
---------------------------
James R. Keys

/s/ ROBERT B. TRASK             Director                 August 26, 1998
---------------------------
Robert B. Trask



                          THE BERKSHIRE GAS COMPANY

                        FINANCIAL STATEMENT SCHEDULES

                                     and

                                  EXHIBITS

                                 Filed With

                         ANNUAL REPORT ON FORM 10-K




                                EXHIBIT INDEX

      Certain of the following exhibits are filed herewith or will be filed herewith by amendment. Certain other of the following exhibits have heretofore been filed with the Commission and pursuant to Rule 411 are incorporated herein by reference.

Exhibit
Number                               Description
-------                              -----------


4(a) First Mortgage Indenture and Deed of Trust, dated as of July 1, 1954, between Pittsfield Coal Gas Company (now The Berkshire Gas Company) and Chemical Corn Exchange Bank (now Chemical Bank), Trustee. Filed as Exhibit 4(c) to the Company's Registration Statement on Form S-1, Registration Statement No. 2-19808, and incorporated herein by reference.

4(b) First Supplemental Indenture, dated as of June 1, 1956, between the Company and Chemical Corn Exchange Bank (now Chemical Bank), Trustee. Filed as Exhibit 4(d) to the Company's Registration Statement on Form S-1, Registration Statement No. 2-19808, and incorporated herein by reference.

4(c) Second Supplemental Indenture, dated as of October 1, 1957, between the Company and Chemical Corn Exchange Bank (now Chemical Bank), Trustee. Filed as Exhibit 4(e) to the Company's Registration Statement on Form S-2, Registration Statement No. 2-19808, and incorporated herein by reference.

4(d) Third Supplemental Indenture, dated as of October 1, 1958, between the Company and Chemical Corn Exchange Bank (now Chemical Bank), Trustee. Filed as Exhibit 4(f) to the Company's Registration Statement on Form S-1, Registration Statement No. 2-19808, and incorporated herein by reference.

4(e) Fourth Supplemental Indenture, dated as of August 1, 1960, between the Company and Chemical Bank New York Trust Company (now Chemical
       Bank), Trustee. Filed as Exhibit 4(e) to the Company's Registration Statement on Form S-2, File No. 33-1492, and incorporated herein by reference.

4(f) Fifth Supplemental Indenture, dated as of June 1, 1962, between the Company and Chemical Bank New York Trust Company (now Chemical Bank), Trustee. Filed as Exhibit 4(f) to the Company's Registration Statement on Form S-2, File No. 33-1492, and incorporated herein by reference.

4(g) Sixth Supplemental Indenture, dated as of February 1, 1965, between the Company and Chemical Bank New York Trust Company (now Chemical
       Bank), Trustee. Filed as Exhibit 4(g) to the Company's Registration Statement on Form S-2, File No. 33-1492, and incorporated herein by reference.

4(h) Seventh Supplemental Indenture, dated as of October 1, 1965, between the Company and Chemical Bank New York Trust Company (now Chemical
       Bank), Trustee. Filed as Exhibit 4(h) to the Company's Registration Statement on Form S-2, File No. 33-1492, and incorporated herein by reference.

4(i) Eighth Supplemental Indenture, dated as of September 1, 1967, between the Company and Chemical Bank New York Trust Company (now Chemical
       Bank), Trustee. Filed as Exhibit 4(i) to the Company's Registration Statement on Form S-2, File No. 33-1492, and incorporated herein by reference.

4(j) Ninth Supplemental Indenture, dated as of April 1, 1969, between the Company and Chemical Bank, Trustee. Filed as Exhibit 4(j) to the Company's Registration Statement on Form S-2, File No. 33-1492, and incorporated herein by reference.

4(k) Tenth Supplemental Indenture, dated as of March 1, 1972, between the Company and Chemical Bank, Trustee. Filed as Exhibit 4(k) to the Company's Registration Statement on Form S-2, File No. 33-1492, and incorporated herein by reference.

4(l) Eleventh Supplemental Indenture, dated as of April 15, 1975, between the Company and Chemical Bank, Trustee. Filed as Exhibit 4(l) the Company's Registration Statement on Form S-2, File No. 33-1492, and incorporated herein by reference.

4(m) Twelfth Supplemental Indenture, dated as of November 27, 1978, between the Company and Chemical Bank, Trustee. Filed as Exhibit 4(m) to the Company's Registration Statement on Form S-2, File No. 33-1492, and incorporated herein by reference.

4(n) Thirteenth Supplemental Indenture, dated as of October 15, 1981, between the Company and Chemical Bank, Trustee. Filed as Exhibit 4(n) to the Company's Registration Statement on Form S-2, File No. 33-1492, and incorporated herein by reference.

4(o) Fourteenth Supplemental Indenture, dated as of August 19, 1983, between the Company and Chemical Bank, Trustee. Filed as Exhibit 4(o) to the Company's Registration Statement on Form S-2, File No. 33-1492, and incorporated herein by reference.

4(p) Fifteenth Supplemental Indenture, dated as of August 19, 1985, between the Company and Chemical Bank, Trustee. Filed as Exhibit 4(p) to the Company's Registration Statement on Form S-2,
       Registration No. 33-1492, and incorporated herein by reference.

4(q) Sixteenth Supplemental Indenture, dated as of January 1, 1988, between the Company and Chemical Bank, Trustee. Filed as Exhibit 4(q) to the Company's Registration Statement on Form S-3,
       Registration No. 33-27785, and incorporated herein by reference.

4(r) Seventeenth Supplemental Indenture, dated as of February 1, 1989, between the Company and Chemical Bank, Trustee. Filed as Exhibit 4(r) to the Company's Registration Statement on Form S-3,
       Registration Statement No. 33-27785, and incorporated herein by reference.

4(s) Eighteenth Supplemental Indenture, dated as of September 1, 1991, between the Company and Chemical Bank, Trustee. Filed as Exhibit 4(x) to the Company's Registration Statement on Form S-3,
       Registration Statement No. 33-64302, and incorporated herein by reference.

4(t) Nineteenth Supplemental Indenture, dated as of September 1, 1992, between the Company and Chemical Bank, Trustee. Filed as Exhibit 4(z) to the Company's Registration Statement on Form S-3,
       Registration Statement No. 33-64302, and incorporated herein by reference.

4(u) Debenture Indenture, dated as of November 1, 1986, between the Company and Centerre Trust Company of St. Louis (now Boatmen's Trust Company), as Trustee. Filed as Exhibit 4(q) to the Company's Registration Statement on Form S-2, Registration Statement No. 33-9509, and incorporated herein by reference.


4(v) Senior Note Agreement, dated as of July 1, 1990, between the Company and Allstate Life Insurance Company. Filed as Exhibit 4(w) to the Company's Registration Statement on Form S-3, Registration Statement No. 33-64302, and incorporated herein by reference.

4(w) Charter of the Company. Filed as Exhibit 3(a) to the Company's Form 8, amending the Company's Form 10-Q for the fiscal quarter ended September 30, 1984, File No. 0-1857-3, and incorporated herein by reference.

4(x)   Amendment to the Company's Charter, dated October 30, 1985.  Filed as
       Exhibit 3(b) to the Company's Registration Statement on Form S-2, Registration Statement No. 33-1492, and incorporated herein by reference.

4(y)   Amendment to the Company's Charter, dated July 14, 1986.  Filed as
       Exhibit 3(a) to the Company's Form 10-K for the fiscal year ended June 30, 1986, File No. 0-1857-3, and incorporated herein by reference.

4(z)   Amendment to the Company's Charter, dated October 28, 1986.  Filed as
       Exhibit 4(v) to the Company's Registration Statement on Form S-3, Registration Statement No. 33-27785, and incorporated herein by reference.

4(aa)  Amendment to the Company's Charter, dated June 15, 1992.  Filed as
       Exhibit 4(y) to the Company's Registration Statement on Form S-3, Registration Statement No. 33-64302, and incorporated herein by reference.

4(bb)  Amendment to the Company's Charter, dated July 29, 1994.  Filed as
       Exhibit 4(bb) on the Company's Registration Statement on Form S-2, Registration Statement No. 33-83828, and is incorporated herein by reference thereto.

4(cc) Amendment to the Company's Charter, dated September 10, 1996. Filed as part of Exhibit 3(i) to the Company's form 10-Q for the fiscal quarter ended December 13, 1996. File No. 0-1857-3, and incorporated herein by reference.

4(dd) Senior Note Agreement, dated November 1, 1996, between the Company and First Colony Life Insurance Company. Filed as Exhibit 4 to the Company's form 10-Q for the fiscal quarter ended December 31, 1996. File No. 0-1857-3, and incorporated herein by reference.

10(a) Employment Contract between the Company and Scott S. Robinson. Filed as Exhibit 10(f) to the Company's Form 10-K for the fiscal year ended June 30, 1985, File No. 01857-3, and incorporated herein by reference.

10(b) Contract for the operation and maintenance of a cogeneration pipeline between the Company and Altresco Financial, Inc., dated December 11, 1992. Filed as Exhibit 10(n) to the Company's Form 10-K for the fiscal year ended June 30, 1993, File No. 0-18573, and incorporated herein by reference.

10(c) Year-to-year contract for the purchase of propane gas between the Company and Enron Gas Liquids, dated June 1, 1993. Filed as Exhibit 10(c) on the Company Registration Statement on Form S-2, Registration Statement No. 33-83828, and is incorporated herein by reference thereto.

10(d) Contract for the transportation of natural gas under IT rate schedule between the Company and Tennessee Gas Pipeline Company, contract
       number 103250-8, dated September 1, 1993.   Filed as Exhibit 10(d) on
       the Company Registration Statement on Form S-2, Registration Statement No. 33-83828, and is incorporated herein by reference thereto.

10(e) Contract for the transportation of natural gas under FT-A rate schedule between the Company and Tennessee Gas Pipeline Company, contract number 2030, dated September 1, 1993. Filed as Exhibit 10(e) on the Company Registration Statement on Form S-2, Registration Statement No. 33-83828, and is incorporated herein by reference thereto.

10(f) Contract for the transportation of natural gas under FT-A rate schedule between the Company and Tennessee Gas Pipeline Company, contract number 2064, dated September 1, 1993. Filed as Exhibit 10(f) on the Company Registration Statement on Form S-2, Registration Statement No. 33-83828, and is incorporated herein by reference thereto.

10(g) Contract for the transportation of natural gas under FT-A rate schedule between the Company and Tennessee Gas Pipeline Company, contract number 779, dated September 1, 1993. Filed as Exhibit 10(g) on the Company Registration Statement on Form S-2, Registration Statement No. 33-83828, and is incorporated herein by reference thereto.

10(h) Contract for the transportation of natural gas under CGT-NE rate schedule between the Company and Tennessee Gas Pipeline Company, contract number 2063, dated September 1, 1993. Filed as Exhibit 10(h) on the Company Registration Statement on Form S-2, Registration Statement No. 33-83828, and is incorporated herein by reference thereto.

10(i) Contract for the purchase of natural gas between the Company and Tenngasco Corporation, dated September 14, 1993. Filed as Exhibit 10(I) on the Company Registration Statement on Form S-2, Registration Statement No. 33-83828, and is incorporated herein by reference thereto.

10(j) Contract for the purchase of natural gas between the Company and Natural Gas Clearinghouse, dated as of November 1, 1993. Filed as
       Exhibit 10(j) on the Company Registration Statement on Form S-2, Registration Statement No. 33-83828, and is incorporated herein by reference thereto.

10(k) Gas Storage Agreement between the Company and Tennessee Gas Pipeline Company, dated as of September 1, 1993. Filed as Exhibit 10(k) on the Company Registration Statement on Form S-2, Registration Statement No. 33-83828, and is incorporated herein by reference thereto.

10(l)  Company Corporate Incentive Compensation Plan ("ICP").  Filed as
       Exhibit 10(l) on the Company Registration Statement on Form S-2, Registration Statement No. 33-83828, and is incorporated herein by reference thereto.

10(m) Severance Agreement, dated September 28, 1993, by and between the Company and Robert M. Allessio. Filed as Exhibit 10(n) on the Company Registration Statement on Form S-2, Registration Statement No. 33-83828, and is incorporated herein by reference thereto.

10(n) Severance Agreement, dated October 15, 1993, by and between the Company and Michael J. Marrone. Filed as Exhibit 10(o) on the Company Registration Statement on Form S-2, Registration Statement No. 33-83828, and is incorporated herein by reference thereto.

10(o) Severance Agreement, dated October 15, 1993, by and between the Company and Cheryl M. Clark. Filed as Exhibit 10(q) on the Company Registration Statement on Form S-2, Registration Statement No. 33-83828, and is incorporated herein by reference thereto.

13(a)  Annual Report to Shareholders

       Filed Herewith:
       A copy of the Company's Annual Report to Shareholders for fiscal year ended June 30, 1998.

27(a)  Financial Data Schedule

       Filed Herewith:
       Financial Data Schedule for the fiscal year ended June 30, 1998.


                                                                     EXHIBIT 13


BERKSHIRE GAS COMPANY 1998 ANNUAL REPORT
----------------------------------------


    CONTENTS

    Financial Highlights                                               1

    President's Letter to Shareholders                                 2

    A Timeline for a Prosperous Future                                 4

    Berkshire Energy Resources                                         6

    Berkshire Energy Marketing                                         8

    The Massachusetts Natural Gas Collaborative                       10

    Berkshire Propane                                                 11

    Service Area                                                      12

    Financial Review                                                  13

    Officers and Directors                                            32


                      A TIMELINE FOR A PROSPEROUS FUTURE

Berkshire Gas has been positioning itself for change in the industry for more than a decade. First offering transportation service in 1987 and fixed-price contracts in 1993, the Company has a long track record of developing and offering new and innovative services, many of which are now being adopted as fundamental tenets of the deregulated marketplace. This combination of vision and experience will continue to serve us well as the industry moves toward full and final deregulation.

FINANCIAL HIGHLIGHTS
--------------------

For the Fiscal Year Ended June 30,
(In Thousands, Except Per Share Amounts)

                                                                   1998/1997              1997/1996
OPERATIONS                                     1998       1997     % Change      1996     % Change
----------------------------------------------------------------------------------------------------

Operating Revenues                           $ 49,859   $ 48,463      2.9%     $ 46,050       5.2%
Operating Margin                               25,329     25,253      0.3        25,835      -2.3
Operating and Other Income                     10,711     11,527     -7.1        12,042      -4.3
Net Income                                      2,794      3,556    -21.4         4,213     -15.6
Earnings Available for Common Stock             2,778      3,316    -16.2         3,521      -5.8

COMMON SHARE DATA
-----------------
Earnings Per Share                           $   1.23   $   1.52    -19.1%     $   1.65      -7.9%
Dividends Per Share                             1.145      1.125      1.8         1.105       1.8
Book Value Per Share                            14.48      14.18      2.1         13.75       3.1
Market Price (Year-End)                         23.25      16.00     45.3         15.38       4.0
Average Shares of Common Stock Outstanding    2,263.6    2,181.5      3.8       2,129.2       2.5
Number of Registered Common Shareholders        1,912      1,902      0.5         1,881       1.1

OTHER DATA
----------
Gross Utility Plant                          $106,654   $101,983      4.6%     $ 96,571       5.6%
Net Utility Plant                              75,283     73,640      2.2        71,215       3.4
Capital Expenditures                            6,945      7,393     -6.1         6,507      13.6
Total Gas Sold and Transported (MCF)            7,357      8,080     -8.9         8,075       0.1
Total Natural Gas Customers                    34,166     33,887      0.8        33,763       0.4
Propane Gallons Sold                            4,927      4,443     10.9         4,251       4.5


TO OUR SHAREHOLDERS

      This has been a very exciting year for the Company and for the natural gas industry as deregulation takes hold in Massachusetts.

      The regulated energy marketplace is being transformed into a market-based arena with the ultimate goal of introducing competition by providing consumers with a choice of suppliers from whom they can purchase their energy.

      Working closely with natural gas utilities, regulators, marketers, customers and other interested parties, we have been intimately involved in shaping the changing marketplace as part of a collaborative process organized by the Department of Telecommunications and Energy (DTE), formerly known as the Department of Public Utilities (DPU).

      As part of this dynamic process, which is further detailed in this report, we have worked to craft the ground rules for doing business in deregulated markets and to assure a fair and level playing field for all parties.

      Berkshire Gas views deregulation as opportunity. The move to open and competitive markets will allow us to broaden the scope of our vision for the future. Now, for the first time, we will be in a position to drive change in the energy marketplace and to capitalize on these changes by expanding our energy-related offerings and enterprises without the delay of regulation.

      As this year's report illustrates, Berkshire Gas has been positioning itself for change in the industry for more than a decade. First offering transportation service in 1987 and fixed-price contracts in 1993, the Company has a long track record of developing and offering new and innovative services, many of which are now being adopted as fundamental tenets of the deregulated marketplace. This combination of vision and experience will continue to serve us well as the industry moves toward full and final deregulation.


HOLDING COMPANY

      The nature of doing business in dynamic markets requires a corporate structure with the agility to drive and capitalize on change. After a careful assessment of present operations in light of future needs, the most significant restructuring in the Company's history was undertaken with the decision to pursue the formation of a holding company.

      The Company initially petitioned the DTE for approval to form the holding company in the fall of 1997. Following preliminary approval of that petition in January, shareholders approved the proposal at a special meeting held in May of this year. The Company has since filed for the DTE's final consent and anticipates a favorable ruling prior to the end of the calendar year. Formal adoption of the new corporate structure will follow shortly thereafter.

      The holding company, which will be known as Berkshire Energy Resources, has been organized as a Massachusetts Business Trust and will initially have as its subsidiaries Berkshire Gas, Berkshire Propane and Berkshire Energy Marketing. Current Berkshire Gas shares will automatically be converted to shares in the new holding company on a one for one basis. No action will be necessary on the part of shareholders.

      A holding company structure will provide the legal and functional separation of the Company's regulated and non-regulated business activities. It will also provide the flexibility necessary to compete in non-regulated markets without regulatory delay.

      Under the new corporate structure, the current operation of Berkshire Gas and Berkshire Propane will be largely unaffected. Berkshire Gas will continue to operate as a regulated natural gas utility serving western Massachusetts. As well, Berkshire Propane will continue its retail sale of propane throughout western Massachusetts, eastern New York and southern Vermont in an unregulated business environment.

      A new subsidiary, Berkshire Energy Marketing, which currently operates as a division of the Berkshire Gas Company, will also be engaged in the sale of energy in the unregulated business arena.


BERKSHIRE ENERGY MARKETING

      The Company began its move into competitive energy markets with the formation of Berkshire Energy Marketing earlier this year.

      As the industry moves toward the stated goal of deregulation by offering customers choice in selecting their energy supplier, new players are entering local energy markets. In establishing Berkshire Energy Marketing as an unregulated energy marketer, the Company is able to compete with these suppliers for customers and earn margins on the sale of energy in the newly opened markets.

      Aided by knowledge of the local market and the needs of area customers, the Berkshire Energy Marketing subsidiary will provide the convenience of one-stop energy shopping by offering natural gas, electricity and oil at competitive prices. To further enhance its capabilities and position in the market, Berkshire Energy Marketing has entered into a strategic marketing alliance with Conectiv/CNE Energy Services, LLC, a major regional energy services company.

      Moving early into emerging markets provides strategic advantages as the Company enters the competitive arenas being created by deregulation. We are excited about this move and its future prospects.


(Picture of Scott S. Robinson in center of page)


STRATEGIC MARKETING ALLIANCE

      The value of strategic alliances in business cannot be understated. With the move toward open competition, the Company sought to align the local resources of Berkshire Energy Marketing with the expertise of an established energy marketer who could provide many of the "back room" services, including the acquisition of attractively priced supplies of natural gas and oil on the commodity markets and access to electric generation.

      After extensive review and an intensive interview process with a wide range of capable candidate companies, Conectiv/CNE Energy Services, LLC, was chosen as the firm that could best complement Berkshire Energy Marketing's strengths. In February of this year, the Company entered into a multi-year strategic marketing alliance with Conectiv/CNE.

      Conectiv/CNE is a joint venture of CNE Energy Services Group, Inc., a subsidiary of Connecticut Energy Corporation, and Conectiv, a full-service energy company created by a merger between Delmarva Power and Atlantic Energy.

      By combining the experience and enthusiasm of three strong companies in a strategic business alliance that will be truly customer-focused and able to provide a full range of energy-related products and services at competitive prices, the Company has ambitiously demonstrated its intent to move aggressively in the pursuit of energy-related opportunities in the world of deregulation.


DIVIDEND INCREASE

      The Company's Board of Directors is committed to enhancing shareholder value and maximizing return. A number of initiatives over the past year, including corporate restructuring and the consummation of a strategic marketing alliance, are intended to contribute to shareholder value. Favorable recognition of these efforts by investors and analysts alike contributed to the considerable increase in the Company's stock price. During fiscal 1998, Berkshire Gas stock rose from $16.00 per share on June 30, 1997, to $23.25 per share on June 30, 1998, a full 45% increase in value.

      As part of the Board's commitment to shareholder return, they voted for the fourth time in as many years to increase the quarterly dividend paid on Common Stock. The vote, which was taken in June, increased the quarterly dividend from $.285 to $.29 per share. This raised the annual payout from $1.14 to $1.16 per share.


PERFORMANCE

      Perhaps more so than in any year in recent memory, unusual weather has been a topic of news reports across the nation. Weather, arising from the phenomenon known as El Nino and other natural causes, has been far from normal in virtually every region of the country.

      Western Massachusetts has certainly seen its share of unusual weather over the past year, particularly during the heating season. Temperatures over the course of the winter season were 6% warmer than the preceding year and a full 10% warmer than the traditional twenty-year average. While we have made great strides in insulating performance from warmer than normal weather, the timing and extreme nature of weather during this past winter did have an impact on earnings of approximately $.49 per share. Long-range forecasts are predicting a return to more normal weather patterns which should favorably influence future earnings.

      In addition to unusual weather, investments being made by the Company to capitalize on opportunities associated with deregulation have also affected earnings. To date, the cost of forming a holding company for the purposes of enhancing the Company's position in competitive markets has reduced earnings by approximately $.07 per share.

      Despite unusual weather and the cost of restructuring, earnings for the year were a respectable $1.23 per share. Had weather been normal, earnings could likely have been in the neighborhood of $1.79 per share, absent any costs associated with restructuring. For this reason, we are confident that our business is well positioned for future success and we will continue to optimally align our resources to achieve that goal.


BEYOND DEREGULATION

      As I stated at the outset of this letter, this has indeed been an exciting year. Change will be healthy for our industry and for the region in which we do business. Building on more than 145 years of experience, we will continue to serve traditional markets and we look forward to the many benefits and opportunities that competitive markets will bring. We will grow our business through diversification while at the same time expanding revenues from our core business of transporting natural gas to new and existing customers. Working with marketers, we can expand natural gas usage and at the same time strengthen the regional economy by assuring the availability of low cost energy.

      We are pleased that you have chosen to join us as a shareholder as we move into a new era for our industry in Massachusetts and as we prepare for continued success in the next millennium and beyond.


/s/ Scott S. Robinson
Scott S. Robinson
President & Chief Executive Officer


A Timeline for a Prosperous Future

      For more than a decade, Berkshire Gas has been developing competitive strategies that have since become major tenets of deregulation.

      The past decade has seen a revolution in the natural gas industry. Constant and far-reaching change, with impacts from the wellhead to the consumer's meter, has been the result of federal and state deregulation aimed at promoting competition and providing choice to energy consumers.

      Berkshire Gas has always believed its primary goal as a utility is to deliver natural gas safely and dependably at the lowest possible cost. With that in mind, there has been an ongoing focus on structuring both operations and the services offered to best meet the needs of customers. In achieving this goal, valuable experience has been gained in the areas of open market supply management, transportation and natural gas marketing.

      For more than a decade, Berkshire Gas has been developing competitive strategies that have since become major tenets of deregulation, while at the same time creating a flexible organizational structure to capitalize on the opportunities of an open marketplace. This report focuses on a number of pivotal steps taken by the Company as the industry moves toward full deregulation. It also utilizes a timeline to visually depict benchmarks spanning the last decade of innovative and progressive achievements that have placed us well ahead of the competition and positioned for continued prosperity.

      Long before the arrival of deregulation of the natural gas industry in Massachusetts, Berkshire Gas was actively engaged in seeking new and innovative approaches that offered its customers expanded options in the purchase of natural gas supplies. The concept of offering customers purchasing options has come to be the fundamental goal of deregulation now taking hold in the natural gas industry. This timeline traces a decade of progressive actions taken by the Company that harnessed the concepts of competitiveness and customer choice years before they became the foundation of a deregulated marketplace.


1987/88

FORMATION OF BERKSHIRE ENERGY

      Recognizing the opportunities created by open access to interstate pipeline transportation, and the federal deregulation of wellhead gas prices, Berkshire Gas formed its Berkshire Energy division to purchase competitively priced natural gas on the spot market for delivery to large Commercial and Industrial customers.


FIRST TRANSPORTATION RATE OFFERED

      Berkshire Gas developed and obtained approval to offer a flat rate to deliver natural gas to its largest customers. This combination of open-market supply and low delivery cost made natural gas even more competitive with oil.


FIRST CUSTOMER CHOOSES TRANSPORTATION SERVICE

      Amherst College became the first customer to benefit from the synergy of the availability of spot market gas and an innovative flat rate transportation service offered by Berkshire Gas.


1990
JOINT GAS PURCHASING CONSORTIUM FORMED

      Berkshire Gas worked with a number of other New England natural gas utilities to organize the joint purchasing Mansfield Consortium. The group's combined buying power enabled the Company to secure gas supplies at some of the most favorable rates in the marketplace. It also allowed the Company to diversify its supply options, further enhancing overall flexibility.


(Picture of Amherst College)


      Amherst College, whose distinguished alumni include Calvin Coolidge, the 30th president of the United States, was the first customer to take advantage of the Company's ability to purchase natural gas on the spot market.


Diversifying for Future Growth

Berkshire Energy Resources

      In a dynamic marketplace, change is the one constant. The ability to quickly capitalize on change could well be the most critical element of success in the deregulated energy industry. To do this, the Company is reorganizing its corporate structure by forming a holding company to provide greater flexibility.

      The new holding company -- Berkshire Energy Resources -- will enable the Company to separate regulated and non-regulated operations, making it possible to pursue new opportunities in competitive energy markets without regulatory delay while, at the same time, allowing Berkshire Gas to continue to serve the traditional utility customer.

      The holding company will have three subsidiaries: Berkshire Gas, the natural gas utility; Berkshire Propane, retail supplier of propane in western Massachusetts, eastern New York and southern Vermont; and Berkshire Energy Marketing, a subsidiary engaged in the sale of natural gas, electricity and oil in open markets.

      This new structure will provide greater flexibility, new avenues for profitability and broader opportunities to enhance shareholder return. Perhaps the greatest advantage of the new organization is the ability to pursue unregulated business opportunities without regulatory delay. Capitalizing on these opportunities is a key element in the Company's strategy for long-term growth.


(Chart of new holding company structure)


BerkshireSM
----------------
energy resources


1991/92
INTERSTATE DEREGULATION BEGINS

      Berkshire Gas was no longer restricted to purchasing natural gas supplies solely from its primary pipeline supplier. Instead, the Company had the flexibility to secure a portion of its gas supplies on the competitively priced open market for the first time and began to negotiate long-term supply contracts with third-party suppliers. The Company also gained control of significant storage areas, increasing its capability to buy gas at lower prices in the off-season for peak winter usage.


REDUCED GAS COSTS ENHANCE COMPETITIVE POSITION

     With the ability to secure gas supplies on the open market, the Company was able to continually reduce its overall cost of gas. As these savings were realized, Berkshire Gas lowered its rates five times over an 18-month period, resulting in significant savings for customers. These savings also enhanced the competitive position of natural gas in the Company's service area and promoted additional usage.


1992/93
INTERSTATE DEREGULATION COMPLETE

      With the exit of the Company's primary pipeline supplier from the sale of natural gas, Berkshire Gas completed the conversion of its natural gas supply to long-term contracts with third-party suppliers. These contracts improved the Company's flexibility and security of supply while maintaining a least-cost supply strategy.


1993
FIRST FIXED-PRICE CONTRACTS OFFERED

      Through the innovative blending of existing tariffs, the Company offered fixed-price contracts to its largest industrial customers. This provided customers with a convenient fixed price for annual budgeting purposes, while reinforcing the competitive position of natural gas in the marketplace.


1995/96
CUSTOMERS OPT FOR CHOICE

      As deregulation moved to the state level, Berkshire Gas began a campaign to introduce its customers to the new opportunities associated with deregulation as well as options that would be available to them. Individualized informational briefings were conducted in 1995 as a service to Commercial and Industrial customers, many of whom took advantage of the competitive marketplace in 1996.


(Picture of Specialty Minerals)


      Specialty Minerals Inc. of Adams, Massachusetts, a large Commercial and Industrial customer, was the first to utilize the Company's transportation service. Specialty Minerals uses dependable natural gas to fuel its production of precipitated calcium carbonate, which is used in products ranging from paper, paints, plastics and floor tiles to food supplements and chewing gum.


Expanding Opportunities


Berkshire Energy Marketing

      Berkshire Energy Marketing, an entity established for the marketing of one-stop energy services in unregulated markets, formed a strategic marketing alliance in February with Conectiv/CNE Energy Services, LLC, a major regional energy services company.

      The combination of the market knowledge, experience and expertise of Berkshire Energy Marketing professionals with Conectiv/CNE's supply acquisition strength and experience, provides significant leverage to successfully compete in the deregulated natural gas and electric marketplace. The alliance further fortifies Berkshire Energy Marketing's capability to provide Commercial and Industrial customers with competitive energy prices and one-stop energy services for all of their needs, including natural gas, electricity and oil.

      By providing competitively priced, one-stop energy services, Berkshire Energy Marketing can extend its reach into new markets, providing advantageous energy options for the benefit of customers and shareholders alike.


(Picture of Financial Trading Room)


      Competitively priced energy supplies are secured daily on the commodities exchange and made available to Berkshire Energy customers as part of the Company's strategic alliance with Conectiv/CNE.


1997
GAS COLLABORATIVE BREAKS NEW GROUND

      In an effort to define the competitive landscape of the deregulated natural gas marketplace in Massachusetts, the Company took an active role in the Massachusetts Natural Gas Collaborative, a forum of industry leaders under the guidance of the Department of Telecommunications and Energy. The Collaborative's goal is to provide customers with the flexibility to choose their natural gas supplier by April 1, 1999.


HOLDING COMPANY APPROVAL PENDING

      Culminating a decade of innovative activity aimed at positioning the organization for success in a deregulated marketplace, the Company sought to restructure its operations through the formation of a holding company. The new entity, Berkshire Energy Resources, will segregate the Company's regulated and non-regulated business activities, thereby providing the flexibility necessary to aggressively pursue emerging and innovative opportunities in the changing marketplace without regulatory delay.


1998
MARKETING AFFILIATE ESTABLISHED

      In a further effort to capitalize on the many benefits offered by deregulation, the Company established Berkshire Energy Marketing for the purpose of providing non-regulated energy services to new and existing customers. This new division offers customers one-stop shopping for natural gas, electricity, fuel oil, and related services. At the same time, the Company aligned the strength of its local market knowledge with the supply resources and expertise of a major regional energy services company.


RATES UNBUNDLED TO FACILITATE CHOICE

      By the fall of 1998, Berkshire Gas anticipates it will begin to issue new customer bills that clearly distinguish the various components of supply and delivery. With unbundled supply costs, customers will begin to understand the competitive portion of their utility bill so that they may take advantage of the potential for lower prices brought by deregulation.


(Picture of meter shop employee adjusting a Metretek metering system)


      Meter shop personnel complete the installation of an advanced Metretek metering system for a commercial customer. The new technology facilitates the use of transportation service by automatically monitoring and collecting data relative to the purchase, sale, delivery, tracking, accounting and billing of transportation gas.


SHAPING THE COMPETITIVE MARKETPLACE

The Massachusetts Natural Gas Collaborative

      Over the past year, Berkshire Gas has been an active participant in an effort to define the ground rules for open competition in a deregulated marketplace in Massachusetts. Under the guidance of the Department of Telecommunications and Energy, the Company is working arm-in-arm with other industry leaders in a collaborative endeavor whose goal is to ensure that the playing field for this marketplace is fair and level, and that it benefits both customers and the industry as a whole.

      The collaborative includes representatives from all of the industry's stakeholders, including other natural gas utilities, energy marketers, Commercial and Industrial customers, state regulators and consumer advocates. This groundbreaking forum is overseeing the most far-reaching transformation since the industry was established.

      The collaborative plans to complete its work by 1999, resulting in a natural gas market that promotes customer choice, ensures full and fair competition, and continues programs that protect the needy and provide for market-driven environmental efforts.


(Picture of Management Group during a briefing on the Collaborative)


      Members of the Company's Management Group receive a briefing on the latest developments in the Massachusetts Natural Gas Collaborative's ongoing effort to define the ground rules for doing business in the deregulated energy marketplace.


Implementing Advanced Technologies

Berkshire Propane

      Long committed to providing first-rate customer service, Berkshire Propane, the Company's retail propane division, has adopted some of the most advanced technology available in the industry, improving the accuracy and efficiency of customer metering and billing operations.

      New on-board computers have been installed in each of the division's delivery trucks, allowing drivers to access account information from the computer at each stop and print an invoice that is left with the customer.

      The computer records the entire day's delivery information, which is later downloaded automatically to Berkshire Propane's central billing system, eliminating the need for clerks to re-enter data. The new system saves time and money, improves efficiency, and frees office staff for other important customer service activities.

      The anticipated savings are so significant that the new system should pay for itself in less than three years. Ready adoption and implementation of cost-effective technology is an important element of Berkshire Propane's strategy to lower costs, improve service, increase efficiency and enhance profitability.


(Picture of Propane employee using new computer technology in truck and employee using new computer technology in the office)


      From start to finish, new computer technology tracks customer delivery and billing information, greatly improving both accuracy and efficiency while also saving time.


Service Area

      Berkshire Gas provides natural gas service in 19 cities and towns in western Massachusetts with a total population of 190,000. Propane service is provided to more than 100 communities in western Massachusetts, eastern New York and southern Vermont.

      The panoramic beauty, renowned cultural attractions and popular resorts in the Berkshire Gas service area provide year-round recreational activities for residents and visitors alike. Some choose the serenity of viewing fall foliage or attending world-famous music and theater festivals, while the adventurous opt for unspoiled hiking trails, scenic golf courses and some of the best skiing in the East. The Company is proud to bring true energy choice to the customers who share its love for the changing seasons, while at the same time steadfastly protecting the area's delicate environmental balance.


(Picture of people enjoying different seasonal recreational activities)


(Map of Berkshire Gas and Berkshire Propane service area)


Financial Review
----------------


10-Year Comparative Summary of Operations and Statistics                  14

Management's Discussion and Analysis of Financial Condition
 and Results of Operations                                                16

Financial Statements:

    Statements of Income                                                  19

    Balance Sheets                                                        20

    Statements of Shareholders' Equity                                    21

    Statements of Cash Flows                                              22

    Notes to Financial Statements                                         23

    Independent Auditors' Report                                          29

Quarterly Financial Information                                           31

Officers and Directors                                                    32



10-Year Comparative Summary of Operations and Statistics
--------------------------------------------------------


For the Years Ended June 30,
OPERATIONS ($000)                        1998        1997        1996        1995        1994
-----------------------------------------------------------------------------------------------

Operating Revenues                     $ 49,859    $ 48,463    $ 46,050    $ 47,934    $ 53,029
Cost of Gas Sold                         24,530      23,210      20,215      24,820      27,885
                                       --------------------------------------------------------
Operating Margin                         25,329      25,253      25,835      23,114      25,144
                                       --------------------------------------------------------
Net Income                                2,794       3,556       4,213       2,529       3,673
Earnings Available for Common Stock       2,778       3,316       3,521       1,835       2,953

COMMON SHARE DATA
-----------------
Earnings Per Share                     $   1.23    $   1.52    $   1.65    $   0.92    $   1.69
Annualized Dividends Per Share             1.16        1.14        1.12        1.10        1.10
Dividends Declared Per Share               1.145       1.125       1.105       1.10        1.085
Book Value Per Share                      14.48       14.18       13.75       13.16       12.99
Market Price (Year-End)                   23.25       16.00       15.38       15.00       16.25
Average Shares of Common Stock
 Outstanding (000s)                     2,263.6     2,181.5     2,129.2     1,990.5     1,751.8

CAPITALIZATION ($000)
---------------------
Common Equity                          $ 33,536    $ 31,365    $ 29,595    $ 27,688    $ 22,946
Preferred Stock                             321         363       8,406       8,448       8,491
Long-Term Debt                           34,000      40,000      31,999      30,983      31,083
                                       --------------------------------------------------------
Total Capitalization                   $ 67,857    $ 71,728    $ 70,000    $ 67,119    $ 62,520
                                       --------------------------------------------------------

% OF TOTAL
----------
Common Equity                              49.4%       43.7%       42.3%       41.2%       36.7%
Preferred Stock                             0.5         0.5        12.0        12.6        13.6
Long-Term Debt                             50.1        55.8        45.7        46.2        49.7

RATIOS (%)
----------
Payout Ratio                                 93%         74%         67%        120%         65%
Market-to-Book Ratio                        161         113         112         114         125
Return on Average Common Equity             8.6        10.9        12.3         7.2        13.3

PROPERTY ($000)
---------------
Capital Expenditures                   $  6,945    $  7,393    $  6,507    $  7,746    $  5,112
Pipeline Construction                         0           0           0           0           0
Gross Utility Plant                     106,654     101,983      96,571      91,863      86,098
Net Utility Plant                        75,283      73,640      71,215      69,326      66,191
Net Non-Utility Plant                     6,364       6,096       5,949       5,962       5,715
Total Assets                            101,897     101,688      93,660      87,741      90,991

GAS SALES (MCF-000s)
--------------------
Residential                               2,548       2,730       2,814       2,513       2,839
Commercial & Industrial                   2,261       2,289       2,626       2,305       2,625
Interruptible                               542         592         522       1,104         807
                                       --------------------------------------------------------
   Total Natural Gas Sales                5,351       5,611       5,962       5,922       6,271
                                       --------------------------------------------------------

GAS TRANSPORTED (MCF-000s)
--------------------------
Firm Transportation                       1,307       1,409       1,073       1,130         874
Interruptible Transportation                699       1,060       1,040         340         217
                                       --------------------------------------------------------
Total Gas Sold and Transported            7,357       8,080       8,075       7,392       7,362
                                       --------------------------------------------------------
Propane Gallons Sold                      4,927       4,443       4,251       3,738       3,904

OTHER STATISTICS
----------------
Customer Meters                          34,166      33,887      33,763      33,596      33,047
Maximum Daily MCF Sendout                43,643      44,734      44,161      45,760      43,934
Minimum Daily MCF Sendout                 7,481       7,847       8,381       8,216       8,114
Degree Days                               6,506       6,953       7,402       6,748       7,651
20-Year Average Degree Days               7,241       7,301       7,300       7,354       7,356
Number of Employees                         156         153         153         160         173


10-Year Comparative Summary of Operations and Statistics


For the Years Ended June 30,
OPERATIONS ($000)                        1993        1992        1991        1990        1989
-----------------------------------------------------------------------------------------------

Operating Revenues                     $ 47,132    $ 47,969    $ 41,408    $ 39,476    $ 37,274
Cost of Gas Sold                         24,831      26,741      22,341      20,280      20,953
                                       --------------------------------------------------------
Operating Margin                         22,301      21,228      19,067      19,196      16,321
                                       --------------------------------------------------------
Net Income                                2,810       1,952       1,462       2,047       1,769
Earnings Available for Common Stock       2,066       1,849       1,377       1,955       1,671

COMMON SHARE DATA
-----------------
Earnings Per Share                     $   1.20    $   1.10    $   0.83    $   1.21    $   1.05
Annualized Dividends Per Share             1.08        1.08        1.08        1.28        1.28
Dividends Declared Per Share               1.08        1.08        1.23        1.28        1.28
Book Value Per Share                      12.30       12.13       12.07       12.40       12.40
Market Price (Year-End)                   18.00       14.75       13.00       14.50       17.25
Average Shares of Common Stock
 Outstanding (000s)                     1,718.5     1,687.7     1,655.6     1,622.6     1,595.1

CAPITALIZATION ($000)
---------------------
Common Equity                          $ 21,326    $ 20,626    $ 20,155    $ 20,299    $ 19,904
Preferred Stock                           9,026       9,111       1,196       1,290       1,378
Long-Term Debt                           25,413      26,564      28,156      29,147      23,066
                                       --------------------------------------------------------
Total Capitalization                   $ 55,765    $ 56,301    $ 49,507    $ 50,736    $ 44,348
                                       --------------------------------------------------------

% OF TOTAL
----------
Common Equity                              38.2%       36.6%       40.7%       40.1%       44.9%
Preferred Stock                            16.2        16.2         2.4         2.5         3.1
Long-Term Debt                             45.6        47.2        56.9        57.4        52.0

RATIOS (%)
----------
Payout Ratio                                 90%         98%        130%        106%        122%
Market-to-Book Ratio                        146         122         108         117         139
Return on Average Common Equity             9.8         9.1         6.8         9.7         8.4

PROPERTY ($000)
---------------
Capital Expenditures                   $  5,458    $  5,165    $  4,245    $  6,438    $ 12,308
Pipeline Construction                     5,659       1,539       4,526       6,475           0
Gross Utility Plant                      83,016      79,942      76,404      71,805      65,657
Net Utility Plant                        65,846      64,840      63,277      60,558      55,991
Net Non-Utility Plant                     5,004       8,965      10,627       8,119       2,882
Total Assets                             91,891      92,124      95,971      83,680      65,240

GAS SALES (MCF-000s)
--------------------
Residential                               2,730       2,639       2,347       2,545       2,547
Commercial & Industrial                   2,681       2,703       2,480       2,778       2,702
Interruptible                             1,012       1,468       1,092       1,163       1,026
                                       --------------------------------------------------------
   Total Natural Gas Sales                6,423       6,810       5,919       6,486       6,275
                                       --------------------------------------------------------

GAS TRANSPORTED (MCF-000s)
--------------------------
Firm Transportation                         289           0           0           0           0
Interruptible Transportation                  0           0           0         169         118
                                       --------------------------------------------------------
Total Gas Sold and Transported            6,712       6,810       5,919       6,655       6,393
                                       --------------------------------------------------------
Propane Gallons Sold                      3,522       3,158       2,927       2,789       2,588
OTHER STATISTICS
Customer Meters                          32,565      32,207      31,711      31,260      30,954
Maximum Daily MCF Sendout                39,446      38,237      37,095      38,012      37,480
Minimum Daily MCF Sendout                 7,371       8,060       6,855       7,294       7,228
Degree Days                               7,396       7,210       6,261       7,045       7,581
20-Year Average Degree Days               7,341       7,348       7,432       7,474       7,474
Number of Employees                         181         180         185         191         194


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
------------------------------------------------
(Dollars in Thousands Except Share and Per Share Amounts)


1998 in Review
--------------

      In 1998, Berkshire Gas had Earnings Available for Common Stock of $2,778, or $1.23 per share as compared to $3,316 or $1.52 in 1997. Earnings for 1998 were impacted by unseasonably warm weather and non-recurring costs related to the reorganization discussed below. The number of degree days in 1998 was 6,506, a 6% decrease from the prior year and 10% less than the 20-year average. The effects of the warmer weather on natural gas and propane sales reduced earnings approximately $.49 per share.

      The Company is in the process of forming a holding company to facilitate entry into competitive energy markets created by deregulation. Shareholder approval for the formation of a holding company was obtained on May 8, 1998. The process is ongoing and management expects to complete the reorganization prior to the end of Fiscal Year 1999. Costs related to the corporate reorganization has impacted earnings by $.07 per share in 1998.

      The Company's Board of Directors voted to increase the quarterly dividend paid on Common Stock to $.29 per share or $1.16 on an annual basis, confirming the Company's continued commitment to provide a fair return to shareholders.

Results of Operations
---------------------
1998 vs. 1997

      Earnings per share for 1998 were $1.23 on $2,778 of Earnings Available for Common Stock, as compared with $1.52 and $3,316 in 1997. The $.29 or 19.08% decrease in earnings is due primarily to 10% warmer than normal weather and costs related to corporate restructuring. The book value per share rose to $14.48 from $14.18 in 1997.

      Operating Margin on sales of natural gas increased $76 or .3% as compared to 1997. Operating Margin (Operating Margin or Gross Profit = Operating Revenues Net of Cost of Gas Sold) is primarily affected by the level of firm gas sold and transported. Interruptible gas sold and transported has no effect on Operating Margin since those margins are flowed back to the firm customers. The Company's sales are affected by weather as the majority of its firm customers use natural gas for heating. Changes in the cost of natural gas does not affect Operating Margin as these changes are recovered or returned to customers through the Cost of Gas Adjustment Clause ("CGAC"). The increase in Operating Margin in 1998 is a direct result of increased sales volumes during the winter period, despite warmer temperatures. An increase in the number of Commercial and Industrial customers has had the effect of stabilizing margins as these customers are less weather sensitive.

                                           1998       1997
------------------------------------------------------------

Firm MCF Sold and Transported               6,116      6,428
Operating Margin                          $25,329    $25,253
Average Operating Margin Per Firm MCF     $  4.14      $3.93

      Other Operating Expenses consisted of the following:

                                          1998        1997
------------------------------------------------------------

Transmission and Distribution             $ 3,484    $ 3,420
Customer Accounts                           3,271      3,029
Administrative and General                  4,149      4,382
Other                                       1,462      1,231
------------------------------------------------------------
TOTAL                                     $12,366    $12,062
============================================================

      Other Operating Expenses increased $304 or 3% from 1997 results. Customer Accounts increased $242 reflecting the development and implementation of new information systems company wide. Administrative and General decreased $233 from 1997 primarily due to reduced costs related to the Company's pension plan and insurance, partially offset by costs incurred for the restructuring to a holding company. The holding company structure provides the flexibility necessary to compete in non-regulated markets without delays of regulation. Other Expenses increased $231 resulting from increased marketing costs and other gas supply and production costs.

      Depreciation Expense increased by $151 in 1998 over 1997 due to an increase in depreciable assets.

      Other Income decreased $437 or 18.5% from 1997. The decrease was primarily lower propane revenues reflecting warmer weather and lower interest income on the undercollection of prior period gas costs through the CGAC.

      Due to the increase of long-term debt used to retire the 8.4% Preferred Stock series, Interest Expense increased $414 which was partially offset by a reduction of $224 in the requirements for Preferred Stock Dividends. As a result of replacing Preferred Stock with debt, a tax savings of $86 was realized.

      Income Taxes decreased $567 from 1997 due to lower taxable earnings.

      Common Stock dividends increased $146 due to additional shares outstanding through the Company's Dividend Reinvestment Program ("DRIP") over the twelve-month period and, to a lesser extent, an increase in the quarterly dividends to $.29 per share from $.285 per share, effective the fourth quarter of 1998.

Results of Operations
---------------------
1997 vs. 1996

      Earnings available for Common Stock were $3,316 for 1997 as compared to $3,521 for 1996; Earnings Per Share of Common Stock based on the average number of shares outstanding for the same periods were $1.52 and $1.65, respectively. The $.13 or 7.9% decrease in per share earnings from 1996 is due primarily to 9% warmer weather during the heating season. This decrease was offset in part by lower costs through debt restructuring and increased transportation revenues.

      Operating Margin decreased $582 or 2.3% as compared with 1996. Operating Margin is primarily affected by the change in the level of firm gas sold and transported. The decrease from 1996 is primarily due to lower volumes of firm residential and commercial gas sold resulting from warmer than normal weather, particularly during the winter heating season when temperatures averaged 9% warmer than 1996, partially offset by higher transportation revenues and an increase in the number of customers.

                                           1997        1996
-------------------------------------------------------------

Firm MCF Sold and Transported               6,428       6,513
Operating Margin                          $25,253     $25,835
Average Operating Margin Per Firm MCF     $  3.93     $  3.97

      Other Operating Expenses consisted of the following:

                                           1997        1996
-------------------------------------------------------------

Transmission and Distribution             $ 3,420     $ 3,304
Customer Accounts                           3,029       3,172
Administrative and General                  4,382       3,814
Other                                       1,231       1,192
-------------------------------------------------------------
TOTAL                                     $12,062     $11,482
=============================================================

      Other Operating Expenses increased $580 or 5.1% from 1996 levels. The increase reflects higher Administrative and General Costs of $568 due to higher professional fees. These costs reflect the Company's development of a strategic plan as the gas industry deregulates, the implementation of an early retirement program and higher workers compensation insurance. Other Operating Expenses also reflects increased Transmission and Distribution expense of $116 offset by lower Customer Accounts expense of $143, a result of the recent conversion to an automated meter reading system.

      Depreciation Expense increased by $174 in 1997 over 1996 due to an increase in depreciable assets.

      Other Income increased $821 or 53.5% from 1996. The increase was primarily due to higher interest of $379 on the undercollection of prior period gas costs through the CGAC, higher Propane revenue of $296 due to increased gross margin and customer growth, and an increase in jobbing revenues of $149 due to increased activity.

      Interest Expense increased $505 or 14.5% due to the increase in long-term debt used to retire the $8,000, 8.4% Preferred Stock series and the cost of short-term debt to finance undercollected gas costs.

      Income Taxes decreased $420 from 1996 due to lower taxable earnings.

      Dividends declared on Preferred Stock decreased $452 due to the retirement of the 8.4% Preferred Stock in the second quarter of fiscal 1997. Overall cost of capital, which includes long-term and short-term interest, CGAC interest and dividends on Preferred Stock, decreased due to the Company's debt restructuring.

      Common Stock dividends increased $104 due to additional shares outstanding through the Company's DRIP over the twelve month period, and to a lesser extent, an increase in quarterly dividends to $.285 per share from $.28 per share, effective the fourth quarter of 1997.

Year 2000 Compliance
--------------------

      The Company has identified all significant applications that will require modification to ensure Year 2000 Compliance. Internal and external sources are being used to make the required modifications and test Year 2000 Compliance.

      The Company believes that the most critical risk relates to the replacement and modification of its business application software. In early fiscal 1999, the Company expects to have completed the replacement of the Company's core business applications which support customer service, billing, inventory, engineering, finance and accounting. This upgrade was initiated in the normal course of addressing business needs.

      The Company has also assessed the other areas of its business not related to its core information systems. Presently, the Company believes that these other areas, which include automated meter reading, dispatch, administrative and distribution can be modified or upgraded without disruption of service or material cost.

      Due to the complexity of the Year 2000 problem and the reliance on certain critical vendors and suppliers, there can be no guarantees that the Company will achieve Year 2000 compliance or that critical vendors and suppliers will achieve Year 2000 compliance. At this time, the Company cannot assess the effect on the Company of such non-compliance. The Company expects to include contingency plans as part of its Year 2000 study in an effort to mitigate the risks of any non-compliance by third parties.

      The total cost to the Company of these Year 2000 Compliance activities has not been and is not anticipated to be material to its financial position or results of operations in any given year. These costs and the date on which the Company plans to complete Year 2000 modification and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ from those plans.

Liquidity and Capital Resources
-------------------------------

      Cash flows from operating activities have decreased from the twelve months ended June 30, 1997, primarily due to a reduction of the refunds from gas suppliers. Capital requirements have been generally funded by primarily internal sources, and to a lesser extent, external sources. The issuance of long-term financing is dependent on management's evaluation of need, financial market conditions and other factors. Short-term financing is used to meet seasonal cash requirements.

      The Company initially finances construction expenditures and other funding needs primarily with short-term bank borrowings, and to a lesser extent with the reinvestment of dividends. The Company continually evaluates its short-term borrowing position and based on prevailing interest rates, market conditions, and other considerations, makes determinations regarding conversion of short-term borrowings to long-term debt or equity. As part of this process during the second quarter of fiscal 1997, the Company repurchased the 80,000 shares of the 8.4% Preferred Stock at $117 per share. To finance these redemptions, the Company sold a $16,000 Senior Note at 7.8% due 2021. At June 30, 1996, in accordance with SFAS No. 6 the Company had classified $7,999 of Notes Payable to Banks as Long-Term Debt in anticipation of the Senior Note transaction.

      The Company's capital expenditures were $6,945 in 1998, $7,393 in 1997, and $6,507 in 1996. These construction expenditures primarily represent investments in new and replacement mains and services. The Company expects fiscal 1999 capital expenditures to total approximately $6,000. Construction expenditures will be financed primarily through internal sources, the reinvestment of dividends and to a lesser extent, short term borrowings.

      Beginning June 15, 1993, the Company's Share Owner Dividend Reinvestment and Stock Purchase Plan allowed for the sale of Common Stock shares at a 3% discount to plan participants to increase cash flow to support current construction expenditures.

      As of June 30, 1998, the Company had lines of credit aggregating $22,500, of which $15,415 remained unused.

      Like other companies in the natural gas industry, the Company is a party to governmental actions associated with former gas manufacturing sites. Management estimates that expenditures to remediate and monitor known environmental sites will range from $3,290 to $12,302. In accordance with SFAS No. 5, the Company has recorded the most likely cost of $3,290. The Company's unamortized costs at June 30, 1998, were $800 and should be recovered over a seven-year period through the CGAC.

      Capitalization at June 30, 1998, excluding current redemption requirements of long-term debt, consisted of 50.1% long-term debt, 49.4% common equity, and 0.5% preferred stock.

      It is management's view that the Company has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

Inflation
---------

      The accompanying financial statements reflect the historical cost of events and transactions, regardless of the purchasing power of the dollar at the time. Due to the capital intensive nature of the Company's business, the most significant impact of inflation is on the Company's depreciation of utility plant. Rate regulation, to which the Company is subject, allows recovery through its rates of only the historical cost of utility plant as depreciation. The Company expects that any higher costs experienced upon replacement of existing facilities will be recovered through the normal regulatory process.


STATEMENTS OF INCOME
--------------------
(In Thousands, Except Per Share Amounts)

                                                   Years Ended June 30,
                                               1998        1997        1996
-----------------------------------------------------------------------------

Operating Revenues                           $ 49,859    $ 48,463    $ 46,050
Cost of Gas Sold                               24,530      23,210      20,215
-----------------------------------------------------------------------------
Operating Margin                               25,329      25,253      25,835
-----------------------------------------------------------------------------
Other Operating Expenses                       12,366      12,062      11,482
Depreciation                                    4,171       4,020       3,846
-----------------------------------------------------------------------------
Total                                          16,537      16,082      15,328
-----------------------------------------------------------------------------
Utility Operating Income                        8,792       9,171      10,507
Other Income - Net                              1,919       2,356       1,535
-----------------------------------------------------------------------------
Operating and Other Income                     10,711      11,527      12,042
Interest Expense                                4,392       3,978       3,473
Other Taxes                                     1,870       1,771       1,714
-----------------------------------------------------------------------------
      Pre-tax Income                            4,449       5,778       6,855
Income Taxes                                    1,655       2,222       2,642
-----------------------------------------------------------------------------
NET INCOME                                   $  2,794    $  3,556    $  4,213
=============================================================================

Earnings Available for Common Stock          $  2,778    $  3,316    $  3,521
=============================================================================
Average Shares of Common Stock Outstanding    2,263.6     2,181.5     2,129.2
-----------------------------------------------------------------------------
Basic and Diluted Earnings Per Share
 of Common Stock                             $   1.23    $   1.52    $   1.65
=============================================================================


Reference should be made to Notes to Financial Statements.


BALANCE SHEETS
--------------
(In Thousands)

                                                                   June 30,
                                                           1998       1997      1996
--------------------------------------------------------------------------------------

ASSETS
Utility Plant:
  Utility Plant-at original cost                         $106,654   $101,983   $96,571
  Less: Accumulated Depreciation                           31,371     28,343    25,356
--------------------------------------------------------------------------------------
      Utility Plant-Net                                    75,283     73,640    71,215
--------------------------------------------------------------------------------------
Other Property:
  Other Property-at original cost                          12,784     11,983    11,229
  Less: Accumulated Depreciation                            6,420      5,887     5,280
--------------------------------------------------------------------------------------
      Other Property-Net                                    6,364      6,096     5,949
--------------------------------------------------------------------------------------
Current Assets:
  Cash and Cash Equivalents                                   160        356       196
  Accounts Receivable                                       6,096      7,255     6,466
  Other Receivables                                           181        332       347
  Inventories                                               4,261      3,665     3,070
  Prepayments and Other                                       979        689       307
  Prepaid Taxes                                               370         96       249
  Recoverable(Refundable) Gas Costs                           224      1,404      (831)
--------------------------------------------------------------------------------------
      Total Current Assets                                 12,271     13,797     9,804
--------------------------------------------------------------------------------------
Deferred Debits:
  Unamortized Debt Expense - Net                            2,200      2,302       729
  Capital Stock Expense - Net                                 275        319       508
  Environmental Cleanup Costs                                 800        819       973
  Other                                                     1,414      1,425     1,192
--------------------------------------------------------------------------------------
      Total Deferred Debits                                 4,689      4,865     3,402
--------------------------------------------------------------------------------------
Recoverable Environmental Cleanup Costs                     3,290      3,290     3,290
--------------------------------------------------------------------------------------
      TOTAL ASSETS                                       $101,897   $101,688   $93,660
======================================================================================

CAPITALIZATION AND LIABILITIES
Common Shareholders' Equity:
  Common Stock                                           $  5,790    $ 5,529   $ 5,382
  Premium on Common Stock                                  18,835     17,097    16,330
  Retained Earnings                                         8,911      8,739     7,883
--------------------------------------------------------------------------------------
      Total Common Shareholders' Equity                    33,536     31,365    29,595
--------------------------------------------------------------------------------------
Redeemable Cumulative Preferred Stock                         321        363     8,406
--------------------------------------------------------------------------------------
Long-Term Debt (less current maturities)                   34,000     40,000    31,999
--------------------------------------------------------------------------------------
Current Liabilities:
  Notes Payable to Banks                                    7,085      6,480     3,636
  Current Maturities of Long-Term Debt                      6,000          0         0
  Accounts Payable                                          3,024      3,513     3,176
  Other Current Liabilities                                 3,098      4,621     2,453
--------------------------------------------------------------------------------------
      Total Current Liabilities                            19,207     14,614     9,265
--------------------------------------------------------------------------------------
Other Liabilities                                           1,676      1,561     1,159
--------------------------------------------------------------------------------------
Unamortized Investment Tax Credit                           1,139      1,209     1,280
--------------------------------------------------------------------------------------
Deferred Income Taxes                                       8,728      9,286     8,666
--------------------------------------------------------------------------------------
Reserve for Recoverable Environmental Cleanup Costs         3,290      3,290     3,290
--------------------------------------------------------------------------------------
      TOTAL CAPITALIZATION AND LIABILITIES               $101,897   $101,688   $93,660
======================================================================================

Reference should be made to Notes to Financial Statements.


STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousands, Except Share Amounts)

                                                                                          Redeemable
                                                                                          Cumulative
                                                         Common Stock                  Preferred Stock
                                             --------------------------------------   ------------------
                                                         Par               Retained
                                             Shares     Value    Premium   Earnings    Shares     Cost
--------------------------------------------------------------------------------------------------------
Balance at June 30, 1995                    2,103,432   $5,259   $15,711    $ 6,718    84,478    $8,448
Issuance through Dividend Reinvestment
 Program                                       49,160      123      619
Net Income                                                                    4,213
Dividends on Preferred Stock                                                   (692)
Dividends on Common Stock                                                    (2,356)
Redemption of Preferred Stock                                                            (423)      (42)
--------------------------------------------------------------------------------------------------------
Balance at June 30, 1996                    2,152,592    5,382    16,330      7,883    84,055     8,406
Issuance through Dividend Reinvestment
 Program                                       59,059      147      767
Net Income                                                                    3,556
Dividends on Preferred Stock                                                   (240)
Dividends on Common Stock                                                    (2,460)
Redemption of Preferred Stock                                                         (80,423)    (8,043)
--------------------------------------------------------------------------------------------------------
Balance at June 30, 1997                    2,211,651    5,529    17,097      8,739     3,632       363
Issuance through Dividend Reinvestment
 Program                                      104,263      261     1,738
Net Income                                                                    2,794
Dividends on Preferred Stock                                                    (16)
Dividends on Common Stock                                                    (2,606)
Redemption of Preferred Stock                                                            (420)      (42)
--------------------------------------------------------------------------------------------------------
Balance at June 30, 1998                    2,315,914   $5,790   $18,835     $8,911     3,212   $   321
========================================================================================================

Reference should be made to Notes to Financial Statements.


STATEMENTS OF CASH FLOWS
------------------------
(In Thousands)

                                                              Years Ended June 30,
                                                          1998        1997        1996
-----------------------------------------------------------------------------------------

Cash Flows from Operating Activities:
  Net Income                                              $ 2,794     $ 3,556     $ 4,213
  Adjustments to Reconcile Net Income to Net
Cash Provided by Operating Activities:
  Depreciation and Amortization                             5,110       4,897       4,732
  Provision for Losses on Accounts Receivable               1,065         973       1,225
  Refundable(Recoverable)Gas Costs                          1,180      (2,235)     (3,286)
  Deferred Income Taxes                                      (558)        620       1,802
Changes in Assets and Liabilities Which Provided
 (Used) Cash:
  Accounts and Other Receivables                              245      (1,747)     (1,192)
  Inventories                                                (596)       (595)        166
  Unamortized Debt Expense                                      0        (169)       (196)
  Accounts Payable                                           (489)        337          85
  Prepaid Taxes                                              (274)        153        (374)
  Consumer Rebates and Other                               (1,668)      2,108      (2,368)
-----------------------------------------------------------------------------------------
  Net Cash Provided by Operating Activities                 6,809       7,898       4,807
-----------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
  Capital Expenditures and Disposal Costs                  (6,945)     (7,393)     (6,507)
-----------------------------------------------------------------------------------------
  Net Cash Used in Investing Activities                    (6,945)     (7,393)     (6,507)
-----------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
  Dividends Paid                                           (2,622)     (2,700)     (3,048)
  Current Maturities of Long-Term Debt                          0           0        (900)
  Proceeds from (Principal Payments on) Issuance of
   Long-Term Debt                                               0      16,000      (6,983)
  Proceeds from (Principal Payments on) Notes Payable
   Borrowings-Net                                             605      (5,155)     11,635
  Redemption of Preferred Stock (Including Call Premium)      (42)     (9,360)        (42)
    Proceeds from Other Stock Transactions                  1,999         870         742
-----------------------------------------------------------------------------------------
      Net Cash (Used in) Provided by Financing
       Activities                                             (60)       (345)      1,404
-----------------------------------------------------------------------------------------
Net (Decrease) Increase in Cash and Cash Equivalents         (196)        160        (296)
Cash and Cash Equivalents at Beginning of Year                356         196         492
-----------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                  $   160     $   356     $   196
=========================================================================================
Supplemental Disclosures of Cash Flow Information:
  Cash Paid During the Year for:
  Interest (net of amount capitalized)                    $ 4,178     $ 3,974     $ 3,336
  Income Taxes (net of refund)                              2,553       1,527       1,281
=========================================================================================
Supplemental Disclosures of Financing Activities:


In 1996, the Company reclassified $7,999 from Short-Term Notes Payable to Long-Term Debt.

(See footnote on Long-Term Debt)
===============================================================================

Reference should be made to Notes to Financial Statements.


NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
(Dollars in Thousands, Except Share and Per-Share Amounts)


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

      The Berkshire Gas Company ("the Company") is a publicly owned utility engaged in the distribution and sale of natural gas for residential, commercial and industrial use, as well as the transportation of natural gas for larger industrial users. The Company also sells and leases gas-burning equipment, and markets liquefied petroleum gas through its Berkshire Propane operation. Berkshire Gas has formed a marketing alliance with Conectiv/CNE Energy Services, LLC, a major regional energy services company, to sell natural gas, electricity, fuel oil and other energy service products in the Company's service territory and surrounding areas, and operates as a division called Berkshire Energy Marketing. The Company's utility service territory encompasses portions of three counties in western Massachusetts. It also markets propane throughout the western portion of Massachusetts, eastern New York and southern Vermont. The Company is subject to regulation by the Massachusetts Department of Telecommunications and Energy ("DTE") as it relates to utility service. The Company's accounting policies conform to Generally Accepted Accounting Principles ("GAAP") as applied to public utilities giving effect to the accounting practices and policies of the DTE.

Income Taxes
-------------------------------------------------------------------------------

      The Company uses the liability method in calculating deferred income taxes. The Company records deferred income tax liabilities for temporary differences between the basis of assets and liabilities for financial reporting and income tax purposes at tax rates expected to be in effect during the periods the temporary differences reverse.

      The Company has excess deferred taxes which has resulted in the recording of a regulatory liability. The regulatory liability reflects amounts due to the ratepayers which will be refunded through the regulatory process.

Depreciation
-------------------------------------------------------------------------------

      The Company depreciates its utility plant at straight line rates approved by the DTE. The current composite depreciable rate is 4.04% and has been in effect since April 1, 1993. Depreciable non-utility property consists of rental equipment, propane tanks and related equipment used in the Company's liquefied petroleum gas operations, and is depreciated at annual rates ranging from 2.5% to 20.0%.

Revenues
-------------------------------------------------------------------------------

      Customer meters are read on a cycle basis throughout each month. After the reading is prepared, customers are billed for their gas usage and any applicable monthly rental fee. At the time of billing, revenues are recorded.

      Pursuant to the DTE, the Company is required to recover increases in gas costs and to refund any decreases in gas costs by way of the Cost of Gas Adjustment Clause ("CGAC"). A gas adjustment charge or refund for estimated gas costs as compared with actual gas costs and any profit on the sale of interruptible volumes are included in the monthly customer billings via the CGAC. Any difference between actual and estimated gas costs, plus interest, is accrued or deferred and is recorded in the month the related revenue is billed.

Unamortized Debt Expense
-------------------------------------------------------------------------------

      The issuance costs associated with long-term debt are deferred and amortized over the life of the issue.

Investment Tax Credit
-------------------------------------------------------------------------------

      The unamortized balance of the Investment Tax Credit ("ITC") relating to machinery and equipment acquisitions up through 1986 is deducted from federal income taxes and is deferred on the balance sheet, as prescribed by the DTE, and is being amortized over the expected lives of the applicable assets. The unamortized balance of the ITC for the years ended June 30, 1998, 1997 and 1996, was $1,139, $1,209 and $1,280, respectively. The amortized portion for the years ended June 30, 1998, 1997 and 1996, was $70, $71 and $75, respectively.

Utility Plant
-------------------------------------------------------------------------------

      The cost of maintenance, repairs and the renewal of items determined to be less than full units of plant property are charged to maintenance expense accounts. The cost of betterments and the renewal of full units of plant property are charged to plant property accounts. Costs include materials, labor and indirect charges for engineering, general and administrative and supervisory services. The book value of plant property replaced, retired or sold is concurrently removed from such plant property accounts and charged to accumulated depreciation along with its associated removal costs, less any salvage value.

      A functional classification for the cost of utility plant at June 30 is as follows:

                                         1998       1997       1996
--------------------------------------------------------------------
Transmission and Distribution Plant    $ 92,388   $ 87,206   $82,255
General Plant                             9,125      9,387     9,498
Manufactured Gas Production Plant         4,544      4,518     4,485
Construction in Progress                    597        872       333
--------------------------------------------------------------------
    TOTAL                              $106,654   $101,983   $96,571
====================================================================

      Transmission and distribution plant consists of mains, the installed costs of services and meters, land, rights of way and measuring and regulating station equipment which is used to deliver and to monitor gas used by the customer.

      General plant consists of structures and their improvements, office furniture and equipment, including computers, and transportation equipment.

      The manufactured gas production plant consists of land, gas mixing equipment and liquefied petroleum gas equipment used to supplement natural gas volumes during the peak season in order to meet customer demand.

Earnings per Share
-------------------------------------------------------------------------------

      Earnings per Common Share have been computed by dividing earnings applicable to Common Stock by the weighted average number of shares of Common Stock outstanding during each year.

      Effective December 31, 1997, the Company, as required, retroactively adopted Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS"). The statement established new standards for computing and presenting earnings per share ("EPS") and required restatement of prior years information. As such, EPS for all prior periods presented has been restated to conform with SFAS 128. Due to the capital structure of the Company basic and diluted EPS are equal.

Estimates
-------------------------------------------------------------------------------

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE
-------------------------------------------------------------------------------

      Details of accounts receivable, net of allowance for doubtful accounts, as of June 30 are as follows:

                                  1998      1997      1996
-----------------------------------------------------------

Utility Service                  $5,426    $6,386    $5,781
Merchandise and Jobbing              50       103       117
Liquefied Petroleum                 620       766       568
-----------------------------------------------------------
      TOTAL - Net                $6,096    $7,255    $6,466
===========================================================

      The allowance for doubtful accounts as of June 30, 1998, 1997 and 1996, respectively, is: Utility - $900, $900, and $720; Merchandise - $27, $43 and $33; Liquefied Petroleum - $47, $78 and $63.

INVENTORIES
-------------------------------------------------------------------------------

      Materials, supplies and liquefied petroleum used in the non-utility operations are valued at the lower of average cost or market value; liquefied petroleum used in the utility operations is valued at cost, and natural gas is recorded at cost. The details of these inventories as of June 30 are as follows:

                                  1998      1997      1996
-----------------------------------------------------------

Materials and Supplies           $1,814    $1,675    $1,492
Natural Gas                       2,313     1,844     1,330
Liquefied Petroleum                 134       146       248
-----------------------------------------------------------
      TOTAL - Net                $4,261    $3,665    $3,070
===========================================================

RECLASSIFICATION
-------------------------------------------------------------------------------

      The Company has reclassified certain amounts for prior years to conform with the 1998 presentation.

COMMON STOCK
-------------------------------------------------------------------------------

      The Company offers a plan for the purchase of Common Stock whereby all participants in the plan are eligible to purchase shares at a 3% discount of the high and low sales price for the five consecutive trading days ending on and including the day of purchase. Participants can purchase shares by either reinvesting dividends on Common Stock already held and/or through optional cash payments.

      The Charter provisions applicable to the 4.8% Cumulative Preferred Stock, the First Mortgage Indenture and the 7.8% Senior Note contain restrictions on the use of retained earnings for the payment of cash dividends on, or purchases of, Common Stock. At June 30, 1998, the Company's retained earnings were $8,911. At such date, under the most restrictive of these provisions, $5,138 of the retained earnings were unrestricted.


REDEEMABLE CUMULATIVE PREFERRED STOCK
-------------------------------------------------------------------------------
(Actual Shares and Dollars)

      The Company has one series of 4.8% Cumulative Preferred Stock authorized. The redemption price per share (as well as the amount due on voluntary liquidation) is $100.00. The provisions of the 4.8% Cumulative Preferred Stock require the Company to offer to purchase up to 450 shares at par annually on September 15. Pursuant thereto, the Company purchased 420, 423 and 423 shares during fiscal years 1998, 1997 and 1996, respectively.

      During fiscal 1997, the Company repurchased the 80,000 shares of the 8.4% Preferred Stock at $117 per share (see Long-Term Debt footnote).

LONG-TERM DEBT
-------------------------------------------------------------------------------

      Details regarding the Company's First Mortgage Bond, Senior and Medium-Term Notes Payable as of June 30 are as follows:

                            Interest     Final
Description                   Rate      Maturity    1998     1997     1996
---------------------------------------------------------------------------

First Mortgage Bond:
  Series P                  10.06         2019     10,000   10,000   10,000
Senior Note:                 9.60         2020      8,000    8,000    8,000
Medium-Term Note:            6.88         1999      6,000    6,000    6,000
Senior Note:                 7.80         2021     16,000   16,000    7,999
---------------------------------------------------------------------------
                                                   40,000   40,000   31,999
Less Current Maturities                             6,000        0        0
---------------------------------------------------------------------------
   TOTAL                                          $34,000  $40,000  $31,999
===========================================================================

      All interest rates are fixed except the Medium-Term Note, which is variable based upon the LIBOR six month rate and which is convertible at the option of the Company to a fixed rate based upon the lender's cost of funds rate. The aggregate amount of maturities due are: 1999 - $6,000; 2000 - 2003 - $0; and $34,000 maturing thereafter per the dates in the table above.

      The First Mortgage Bond is collateralized by substantially all of the utility plant.

      During 1997, in conjunction with the Company's cost containment policies, the Company revised its capital structure to lower its borrowing costs. The Company issued a $16,000, 7.8% Senior Note and used the proceeds to redeem 80,000 shares of the 8.4% Preferred Stock and to refinance $7,999 of short-term bank debt. At June 30, 1996, for financial reporting purposes, the Company had classified the $7,999 of short-term bank debt as long-term in anticipation of the issuance of the 7.8% Senior Note. The Indentures of the Series P Mortgage Bond and 7.8% Senior Note contain certain restrictive and financial covenants, principally a fixed-charge ratio, return on equity, and limitation on funded debt. As of June 30, 1998, the Company was not in violation of any such covenants.

SHORT-TERM LOANS AND COMPENSATING BALANCES
-------------------------------------------------------------------------------

      The Company has lines of credit aggregating $22,500 with various banks, of which $15,415 remained unused as of June 30, 1998. The lines of credit are reviewed periodically with various banks and may be renewed or cancelled. In connection with these lines of credit, the Company borrows at less than the prime rate. In lieu of compensating balance requirements, the Company pays commitment fees on a portion of its credit lines equating to 3/8 of 1% on $4,000 with the various banks.

      Information as to short-term borrowings is as follows:

                                                       1998       1997       1996
-----------------------------------------------------------------------------------

Balance Outstanding at June 30                        $ 7,085    $ 6,480    $ 3,636
Maximum Amount of Borrowings at Any Month-End          14,600     19,190     10,410
Average Borrowings During the Year                      9,528     12,434      6,561
Average Interest Rate at End of Year                     6.75%      6.72%      6.40%
Weighted Average Interest Rate During the Year           6.67%      6.44%      6.46%

OTHER CURRENT LIABILITIES
-------------------------------------------------------------------------------

      Details of other current liabilities as of June 30 are as follows:

                                   1998        1997        1996
---------------------------------------------------------------

Accrued Interest                 $  884      $  927      $  769
Retirement Plan                     350         192         292
Dividends Declared                  675         635         776
Accrued Consumer Rebates            523       2,251         139
Other                               666         616         477
---------------------------------------------------------------
      TOTAL                      $3,098      $4,621      $2,453
===============================================================

      Accrued consumer rebates represent refunds received from a major supplier of natural gas to the Company. The refunds are associated with suppliers' rate cases before FERC, and are to be refunded to the ratepayer during the next fiscal year.

LEASE COMMITMENTS
-------------------------------------------------------------------------------

      The Company is committed under operating leases having an initial lease term of one year or more expiring on various dates. Rental expense under all long-term operating leases aggregated $962, $695 and $204 in fiscal 1998, 1997 and 1996, respectively. The minimum future obligations under long-term noncancelable leases in effect at June 30, 1998, were as follows:

     1999                               $1,128
     2000                                  771
     2001                                  572
     2002                                  371
     2003                                   47
     -----------------------------------------
     Total                              $2,889
     =========================================

INCOME TAXES
-------------------------------------------------------------------------------

      The difference in the effective tax rate compared with the statutory tax rate is shown in the following table:

                                              1998    1997    1996
------------------------------------------------------------------

Tax at Statutory Rate                         34%     34%     34%
State Taxes (Net of Federal Benefit)           4.3     4.5     4.4
Investment Tax Credit                         (1.6)   (1.2)   (1.1)
Permanent Differences                          0.5     1.2     1.2
------------------------------------------------------------------
Effective Tax Rate                            37.2%   38.5%   38.5%
==================================================================

      A summary of the tax provision is as follows:

                                   1998       1997       1996
-------------------------------------------------------------

Federal Income - Current         $1,904     $1,393     $  790
Federal Income - Deferred          (542)       437      1,391
State - Current                     390        285        190
State - Deferred                    (97)       107        271
-------------------------------------------------------------
      TOTAL                      $1,655     $2,222     $2,642
=============================================================

      The components of the net deferred income tax liability at June 30 are as follows:

                                              1998      1997      1996
-----------------------------------------------------------------------

Deferred Liabilities:
  Investment Tax Credit                      $  436    $  467    $  512
  Excess Tax over Book Depreciation           8,924     8,837     8,802
  Environmental Response Costs                  171       228       225
-----------------------------------------------------------------------
      Total Deferred Liabilities              9,531     9,532     9,539
-----------------------------------------------------------------------
Deferred Assets:
  (Recoverable) Refundable Gas Costs            (99)      301      (545)
  Other                                        (704)     (547)     (328)
-----------------------------------------------------------------------
      Total Deferred Assets                    (803)     (246)     (873)
-----------------------------------------------------------------------
Total Net Deferred Income Taxes              $8,728    $9,286    $8,666
=======================================================================

CONTINGENCIES
-----------------------------------------------------------------------

      Federal, state and local laws and regulations establishing standards and requirements for the protection of the environment have increased in number and scope in recent years. The Company cannot predict the future impact of such standards and requirements, which are subject to change and can be retroactively applied.

      During fiscal 1990, the DTE issued a generic ruling on cost recovery for environmental cleanup with respect to former gas manufacturing sites. Under the ruling, the Company will recover annual cleanup costs, excluding carrying costs, over a seven-year period through the CGAC. This ruling also provides for the sharing of any proceeds received from insurance carriers equally between the Company and its ratepayers, and establishes maximum amounts that can be recovered from customers in any one year.

      During the year ended June 30, 1998, the Company continued the analysis and field review of two parcels of real estate formerly used for gas manufacturing operations, which had been found to contain coal tar deposits and other substances associated with by-products of the gas manufacturing process. The review and assessment process began in 1985 with respect to site #1, which is owned by the Company, and in 1989 with respect to site #2, which was formerly owned by the Company.

      With the review and approval of the Massachusetts Department of Environmental Protection ("MDEP"), work at site #1 has resulted in proposed remedial activities which will be pursued in the near future, while site monitoring activities will be continuous. Investigative activities are continuing at site #2.

      It is difficult to predict the potential financial impact of the sites until first, the nature and risk is fully characterized, and second, the remedial strategies and related technologies are determined. The general philosophy of the Company is one of source removal and/or reduction coupled with risk minimization.

      Beginning in fiscal year 1999, the Company will begin remediation of site #1 at a projected cost of $1,300. Assuming successful implementation, it is anticipated that through 2012 the level of expenditures for the sites will range from $3,290 to $12,302. The Company has recorded the most likely cost of $3,290 in accordance with SFAS No. 5. Ultimate expenditures cannot be determined until a remedial action plan for site #2 is developed and approved by the MDEP, along with plans for post remediation monitoring of both sites. The Company's unamortized costs at June 30, 1998, were $800 and should be recovered using the formula discussed above.

      FERC Order 636 provides for 100% recovery by pipelines of any "Transition Costs" prudently incurred as a result of industry restructuring. As these costs have been and may be approved in the future, they have been and will be passed through to the Company as demand charges associated with the transportation of gas through the pipeline. Under current rate structures, these costs are recovered through the CGAC.

Legal Matters
-----------------------------------------------------------------------

      The Company is involved with other legal proceedings incidental to its business. At the present time the Company cannot predict the outcome of these proceedings and also believes that the outcomes will not have a material adverse impact on its overall financial position or results of operations.

OTHER INCOME
-----------------------------------------------------------------------

      A condensed summary of the Company's non-utility operations before income tax (included in the "Statements of Income" under "Other
Income - Net") as of June 30 is as follows:

                                   1998      1997      1996
------------------------------------------------------------

Merchandise and Jobbing:
  Sales                           $1,149    $1,064    $  892
  Cost of Sales and Expenses         836       730       718
------------------------------------------------------------
Net                                  313       334       174
------------------------------------------------------------
Appliance Rentals:
  Revenues                         1,452     1,410     1,404
  Expenses                           819       797       774
------------------------------------------------------------
Net                                  633       613       630
------------------------------------------------------------
Liquefied Petroleum Gas:
  Sales                            5,100     5,469     4,634
  Cost of Sales and Expenses       4,613     4,657     4,118
------------------------------------------------------------
Net                                  487       812       516
------------------------------------------------------------
Miscellaneous Net                    486       597       215
------------------------------------------------------------
      TOTAL                       $1,919    $2,356    $1,535
============================================================

POST-RETIREMENT BENEFITS
-----------------------------------------------------------------------

      The Company has non-contributory funded retirement income plans covering substantially all employees. The cost of the plans is actuarially determined, and it is the Company's policy to fund accrued pension costs.

      The net pension cost in 1998, 1997 and 1996 is summarized as follows:

                                           1998      1997      1996
--------------------------------------------------------------------

Service Cost                              $  496    $  556    $  608
Interest Cost                              1,295     1,242     1,222
Return on Plan Assets:
  Actual                                  (6,175)   (2,019)   (3,491)
  Deferred                                 4,478       447     1,955
--------------------------------------------------------------------
Net Recognized Return on Plan Assets      (1,697)   (1,572)   (1,536)
Other                                         64       283       218
--------------------------------------------------------------------
Net Pension Cost                          $  158    $  509    $  512
====================================================================

      The funded status and accrued pension cost for the defined benefit plans at June 30 are as follows:

                                                1998       1997       1996
----------------------------------------------------------------------------

Fair Value of Plan Assets                      $27,664    $22,281    $20,593
Projected Benefit Obligation                    19,827     17,146     16,946
----------------------------------------------------------------------------
Excess of Fair Value of Plan Assets Over
 Projected Benefit Obligation                    7,837      5,135      3,647
Unrecognized Net Gain                          (10,017)    (7,674)    (6,213)
Unrecognized Prior Service Cost                    900      1,000        953
Unrecognized Net Obligation (at transition)        930      1,110      1,290
----------------------------------------------------------------------------
Accrued Pension Cost                           $  (350)   $  (429)   $  (323)
============================================================================
Accumulated Benefit Obligation                 $17,174    $14,597    $14,240
============================================================================
Vested Benefit Obligation                      $ 8,873    $14,577    $14,151
============================================================================
Assumed Discount Rate                             7.75%      7.75%      7.50%
Assumed Rate of Compensation Increase            4.125%     4.125%     4.125%
Expected Rate of Return on Plan Assets           8.75%       8.75%      9.25%
----------------------------------------------------------------------------

      Plan assets are invested in equity securities, debt securities and cash equivalents, and the balance is in other investments, principally real estate. The benefit formula is based either on the number of years of service or the employee's average base salary for the five years yielding the highest average.

      The Company maintains a 401(k)Post-Retirement Plan for all Company employees. The Company matches up to 3 1/2% of a participating employee's annual salary. The expense for the years ended June 30, 1998, 1997 and 1996, related to the 401(k)Plan was $226, $219 and $222, respectively.

Fair Value of Financial Instruments
-------------------------------------------------------------------------------

      Because of the short maturity of certain assets, which include Cash, Cash Equivalents and Accounts Receivable, and certain liabilities, which include Accounts Payable, these instruments are stated at amounts which approximate fair value.

Long-Term Debt:
-------------------------------------------------------------------------------

      Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair values of existing debt. As of June 30, 1998, the estimated fair values of the Series P Mortgage Bond are $12,344, $12,281 and $13,006. The estimated fair values of the 9.6% Senior Note are $9,044, $9,052 and $9,596, respectively. As of June 30, 1998 and 1997, the estimated fair values of the 7.8% Senior Note are $15,155 and $15,704. There was no value to be assigned for the 7.8% Senior Note in 1996 as this debt had not been incurred as of that date. The Medium-Term Note carries a variable interest rate and matures within one year. As such, the carrying value approximates fair value.

Redeemable Preferred Stock:
-------------------------------------------------------------------------------

      It was not practicable to estimate the fair value of the 4.8% Redeemable Preferred Stock as any resultant difference between the fair value and its carrying value is immaterial.


INDEPENDENT AUDITORS' REPORT
----------------------------

Deloitte &
Touche LLP
----------
                  City Place                            Telephone:(860)280-3000
                  185 Asylum Street                     Facsimile:(860)280-3051
                  Hartford, Connecticut 06103-3402


To the Shareholders of
The Berkshire Gas Company:

We have audited the accompanying balance sheets of The Berkshire Gas Company (the "Company") as of June 30, 1998, 1997 and 1996, and the related statements of income, shareholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1998, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

August 12, 1998


QUARTERLY FINANCIAL INFORMATION
-------------------------------------------------------------------------------

      A comparison of unaudited quarterly financial information is presented on page 31.

ANNUAL MEETING
-------------------------------------------------------------------------------

      The annual meeting of shareholders will be held in Pittsfield, Massachusetts, at the Crowne Plaza Pittsfield Hotel, on Friday, November 6, 1998, at 10:00 A.M.

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
-------------------------------------------------------------------------------

      The Company has a program which allows for the reinvestment of dividends and optional cash payments to purchase additional shares of the Company's Common Stock at a 3% discount. The Plan is available to all shareholders of 10 or more shares and provides a convenient method to acquire additional shares without fees or other charges. Shareholders who wish to take advantage of the Plan or want additional information may do so by contacting:

The Berkshire Gas Company
Attn: Secretary of the Share Owner Dividend
      Reinvestment and Stock Purchase Plan Committee
      115 Cheshire Road
      Pittsfield, Massachusetts 01201-1803
      (413) 442-1511

TRANSFER AGENT
-------------------------------------------------------------------------------

State Street Bank and Trust Company
P.O. Box 8200
Boston, Massachusetts 02266-8200

STOCK LISTING
-------------------------------------------------------------------------------

      The Common Stock of The Berkshire Gas Company is traded on the National Over-the-Counter Market and is quoted through the NASDAQ National Market System under the symbol BGAS.

FORM 10-K INFORMATION
-------------------------------------------------------------------------------

      Upon written request to the address below, a copy of the Company's current Form 10-K Annual Report, as filed with the Securities and Exchange Commission, will be provided to any shareholder without charge.

      The Berkshire Gas Company
      Attn: Corporate Clerk
      115 Cheshire Road
      Pittsfield, Massachusetts 01201-1803
-------------------------------------------------------------------------------

      This report has been prepared for the purposes of information and record only and not in connection with the sale or offer for sale of securities, or any solicitation of an offer to buy securities.

QUARTERLY FINANCIAL INFORMATION
-------------------------------------------------------------------------------

For the Fiscal Year Ended June 30,
(In Thousands, Except Per-Share Amounts)
(Unaudited)


1998                                    First      Second     Third    Fourth
-----------------------------------------------------------------------------

Operating Revenues                     $4,480     $14,177   $22,969   $ 8,233
Operating and Other Income (Loss)         (69)      3,346     6,360     1,074
Income (Loss) Before Income Taxes      (1,374)      1,724     4,419      (320)
Net Income (Loss)                        (836)      1,076     2,739      (185)
Earnings (Loss) Per Share               (0.38)       0.47      1.20     (0.08)
Dividends Declared Per Share            0.285       0.285     0.285      0.29
Prices of Common Shares:
  High                                 17 3/8      23 1/2    25 5/8    24 3/4
  Low                                  15 1/4      16 1/4    21 1/2    21 5/8

1997
-------------------------------------------------------------------------------
Operating Revenues                     $4,117     $12,109   $21,803   $10,434
Operating and Other Income (Loss)        (165)      3,298     6,834     1,560
Income (Loss) Before Income Taxes      (1,143)      1,826     4,932       163
Net Income (Loss)                        (708)      1,124     3,042        98
Earnings (Loss) Per Share               (0.41)       0.48      1.38      0.06
Dividends Declared Per Share             0.28        0.28      0.28     0.285
Prices of Common Shares:
  High                                 16 3/4      18        17 1/2        16
  Low                                  14 7/8      15 1/4    15 1/4        15

1996
-------------------------------------------------------------------------------
Operating Revenues                     $4,153     $11,952   $21,059    $8,886
Operating and Other Income                133       3,163     7,198     1,547
Income (Loss) Before Income Taxes        (925)      1,849     5,495       436
Net Income (Loss)                        (574)      1,138     3,387       262
Earnings (Loss) Per Share               (0.35)       0.45      1.50      0.04
Dividends Declared Per Share            0.275       0.275     0.275      0.28
Prices of Common Shares:
  High                                 15 1/2          17    16 3/4    16
  Low                                  14              15    15        14 3/4

      The Common Stock of The Berkshire Gas Company is traded on the National Over-the-Counter Market and is quoted through the NASDAQ National Market System
(BGAS). Primarily because of the relatively small number of shareholders and the infrequency of trading, the average of the high and low sales prices noted above do not necessarily reflect actual transactions.

      Earnings per Common Share have been computed based on average Common Shares outstanding in each period after recognition of Preferred Stock dividends.

      It is currently the policy of the Board of Directors to declare cash dividends payable in July, October, January and April. The dividend rate is reassessed regularly in light of existing conditions, the needs of the Company and the interests of shareholders.

      The sum of the quarterly earnings (loss) per share amounts may not equal the annual income per share due to the issuance of Common Stock and rounding.


Officers
-------------------------------------------------------------------------------

SCOTT S. ROBINSON                       ROBERT M. ALLESSIO
President and Chief Executive Officer   Vice President, Utility Operations

MICHAEL J. MARRONE                      CHERYL M. CLARK
Vice President, Treasurer and Chief     Clerk of the Corporation
Financial Officer


Directors
-------------------------------------------------------------------------------

GEORGE R. BALDWIN**                     SCOTT S. ROBINSON*
Area Chairman,                          President and Chief
Arthur J. Gallagher & Co.,              Executive Officer, The Bekshire
a national insurance brokerage firm     Gas Company


JOHN W. BOND* **                        ROBERT B. TRASK**
President, Kimbell Financial, Inc.,     President, The Fitzpatrick Companies,
a financial services company            formerly Country Curtains, Inc., a
                                        mail order/retail firm dealing in
PAUL L. GIOIA**                         household window treatments and
Of Counsel, LeBoeuf, Lamb, Greene &     accessories
MacRae, a law firm

FRANKLIN M. HUNDLEY*
Chairman of the Board,
The Berkshire Gas Company
Of Counsel,
Rich, May, Bilodeau & Flaherty, P.C.,
a law firm

JAMES R. KEYS
President, J.R. Keys & Assoc. Inc.,
a marketing and government relations
consulting firm


*     Executive Committee

**    Audit Committee


EXHIBIT 27.1-FDS FOR YEAR ENDED JUNE 30, 1998

ARTICLE             UT

PERIOD-TYPE                   12-MOS
FISCAL-YEAR-END                          JUN-30-1998
PERIOD-END                               JUN-30-1998
BOOK-VALUE                                  PER-BOOK
TOTAL-NET-UTILITY-PLANT                       75,283
OTHER-PROPERTY-AND-INVEST                      6,364
TOTAL-CURRENT-ASSETS                          12,271
TOTAL-DEFERRED-CHARGES                         4,689
OTHER-ASSETS                                   3,290
TOTAL-ASSETS                                 101,897
COMMON                                         5,790
CAPITAL-SURPLUS-PAID-IN                       18,835
RETAINED-EARNINGS                              8,911
TOTAL-COMMON-STOCKHOLDERS-EQ                  33,536
PREFERRED-MANDATORY                                0
PREFERRED                                        321
LONG-TERM-DEBT-NET                            34,000
SHORT-TERM-NOTES                               7,085
LONG-TERM-NOTES-PAYABLE                            0
COMMERCIAL-PAPER-OBLIGATIONS                       0
LONG-TERM-DEBT-CURRENT-PORT                    6,000
PREFERRED-STOCK-CURRENT                            0
CAPITAL-LEASE-OBLIGATIONS                          0
LEASES-CURRENT                                     0
OTHER-ITEMS-CAPITAL-AND-LIAB                  20,995
TOT-CAPITALIZATION-AND-LIAB                  101,897
GROSS-OPERATING-REVENUE                       49,859
INCOME-TAX-EXPENSE                             1,655
OTHER-OPERATING-EXPENSES                      12,366
TOTAL-OPERATING-EXPENSES                      16,537
OPERATING-INCOME-LOSS                          8,792
OTHER-INCOME-NET                               1,919
INCOME-BEFORE-INTEREST-EXPEN                  10,711
TOTAL-INTEREST-EXPENSE                         4,392
NET-INCOME                                     2,794
PREFERRED-STOCK-DIVIDENDS                         16
EARNINGS-AVAILABLE-FOR-COMM                    2,778
COMMON-STOCK-DIVIDENDS                         2,606
TOTAL-INTEREST-ON-BONDS                            0
CASH-FLOW-OPERATIONS                           6,809
EPS-PRIMARY                                     1.23
EPS-DILUTED                                        0

EXHIBIT 27.2-RESTATED FDS FOR YEAR ENDED JUNE 30, 1997

ARTICLE             UT
RESTATED

PERIOD-TYPE                   12-MOS
FISCAL-YEAR-END                          JUN-30-1997
PERIOD-END                               JUN-30-1997
BOOK-VALUE                                  PER-BOOK
TOTAL-NET-UTILITY-PLANT                       73,640
OTHER-PROPERTY-AND-INVEST                      6,096
TOTAL-CURRENT-ASSETS                          13,797
TOTAL-DEFERRED-CHARGES                         4,865
OTHER-ASSETS                                   3,290
TOTAL-ASSETS                                 101,688
COMMON                                         5,529
CAPITAL-SURPLUS-PAID-IN                       17,097
RETAINED-EARNINGS                              8,739
TOTAL-COMMON-STOCKHOLDERS-EQ                  31,365
PREFERRED-MANDATORY                                0
PREFERRED                                        363
LONG-TERM-DEBT-NET                            40,000
SHORT-TERM-NOTES                               6,480
LONG-TERM-NOTES-PAYABLE                            0
COMMERCIAL-PAPER-OBLIGATIONS                       0
LONG-TERM-DEBT-CURRENT-PORT                        0
PREFERRED-STOCK-CURRENT                            0
CAPITAL-LEASE-OBLIGATIONS                          0
LEASES-CURRENT                                     0
OTHER-ITEMS-CAPITAL-AND-LIAB                  23,480
TOT-CAPITALIZATION-AND-LIAB                  101,688
GROSS-OPERATING-REVENUE                       48,463
INCOME-TAX-EXPENSE                             2,222
OTHER-OPERATING-EXPENSES                      12,062
TOTAL-OPERATING-EXPENSES                      16,082
OPERATING-INCOME-LOSS                          9,171
OTHER-INCOME-NET                               2,356
INCOME-BEFORE-INTEREST-EXPEN                  11,527
TOTAL-INTEREST-EXPENSE                         3,978
NET-INCOME                                     3,556
PREFERRED-STOCK-DIVIDENDS                        240
EARNINGS-AVAILABLE-FOR-COMM                    3,316
COMMON-STOCK-DIVIDENDS                         2,460
TOTAL-INTEREST-ON-BONDS                            0
CASH-FLOW-OPERATIONS                           7,898
EPS-PRIMARY                                     1.52
EPS-DILUTED                                        0


The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 18th day of December, 1998.

                                       BERKSHIRE ENERGY RESOURCES

                                       By: /s/ Scott S. Robinson,
                                       President
                                       (Signature and printed name and
                                       title of signing officer


SEAL


Attest

By: /s/ Michael J. Marrone
Michael J. Marrone,
Vice President, Treasurer and
Chief Financial Officer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Michael J. Marrone                     Vice President, Treasurer,
                                       and Chief Financial Officer
      (Name)                                    (Title)

115 Cheshire Road, Pittsfield 01201
             (Address)